Exhibit (a)(1)(i)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SAGENT PHARMACEUTICALS, INC.

at

$21.75 Net Per Share

by

SHEPARD VISION, INC.

a wholly-owned subsidiary of

NICHI-IKO PHARMACEUTICAL CO., LTD.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT THE TIME THAT IS ONE MINUTE FOLLOWING 11:59 P.M. (12:00 A.M.), NEW YORK CITY TIME, ON AUGUST 26, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 10, 2016 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Nichi-Iko Pharmaceutical Co., Ltd., a joint stock corporation organized under the laws of Japan (“Parent”), Shepard Vision, Inc., a Delaware corporation (the “Purchaser”, “we,” “our” and “us”), a wholly-owned subsidiary of Parent, and Sagent Pharmaceuticals, Inc., a Delaware corporation (“Sagent”). The Purchaser is offering to purchase all of the outstanding shares of common stock of Sagent, $0.01 par value per Share (the “Shares”), at a price of $21.75 per Share (the “Offer Price”), net to the holder in cash, without interest, less any applicable withholding taxes (the “Offer”), upon the terms and subject to the conditions set forth in this offer to purchase dated August 1, 2016 (as it may be amended or supplemented, the “Offer to Purchase”) and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). The Offer and withdrawal rights expire at the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, unless we extend the Offer (the “Expiration Date,” unless the Offer is extended pursuant to and in accordance with this Offer to Purchase, in which event “Expiration Date” will mean the latest time and date at which the Offer, as so extended, will expire).

Pursuant to and subject to the Merger Agreement, as soon as practicable following the consummation of the Offer, Purchaser will, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), merge with and into Sagent (the “Merger”), with Sagent continuing as the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the time the Merger becomes effective (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically canceled and converted into the right to receive $21.75 per Share in cash (the “Merger Consideration”), without interest, less any applicable withholding taxes. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Sagent will cease to be a publicly traded company and will become a wholly-owned subsidiary of Parent.

Sagent’s board of directors (the “Sagent Board”) has unanimously adopted resolutions (i) approving the execution, delivery and performance of the Merger Agreement, (ii) determining that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declaring the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable and (iv) recommending that Sagent’s stockholders accept the Offer and tender their shares into the Offer.

THE BOARD OF DIRECTORS OF SAGENT HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures but not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that, when added to the Shares then owned by Purchaser, would represent one Share more than 50% of the sum of (a) all Shares then actually outstanding and (b) all Shares that Sagent may be required to issue prior to January 31, 2017 (the “End Date”) upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof (such condition in this clause (i) being the “Minimum Tender Condition”), (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”, and such condition, the “HSR Condition”), (iii) there being no legal restraint in effect preventing, prohibiting, or making illegal, the consummation of the Offer or the Merger at the Expiration Date, (iv) subject to certain materiality exceptions, all representations and warranties of Sagent set forth in the Merger Agreement being true and correct at the time of the Expiration Date and (v) other customary conditions being satisfied or waived. See Section 15 — “Conditions to the Offer.”

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer. A summary of the principal terms of the Offer appears on pages 1 through 8 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares.

August 1, 2016

ii

IMPORTANT

If you desire to tender all or any portion of your Shares in the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), or follow the procedures for book entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” These materials must reach the Depositary prior to the Expiration Date. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Expiration Date will not count toward satisfaction of the Minimum Tender Condition. Please call Okapi Partners LLC (the “Information Agent”), at (212) 297-0720 (banks and brokers) or (877) 566-1922 (all others, toll-free). See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the Expiration Date.

The Letter of Transmittal, the certificates for the Shares (or confirmation of the book-entry transfer of such Shares) and any other required documents must reach the Depositary before the Expiration Date, unless the procedures for guaranteed delivery are followed as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery.”

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (“SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

*****

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below and on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from your broker, dealer, commercial bank, trust company or other nominee. Copies of these materials may also be found at the website maintained by the SEC at www.sec.gov.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokers, Call: (212) 297-0720

All Others, Call Toll-Free: (877) 566-1922

Email: info@okapipartners.com

iii

ANNEX A	Certain Information Regarding the Directors, Managers and Executive Officers of Parent and Purchaser	A-1

i

SUMMARY TERM SHEET

This summary term sheet is not meant to be a substitute for the information contained in the remainder of this Offer to Purchase and you should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the related Letter of Transmittal. We have included cross-references to other sections of this Offer to Purchase in this summary term sheet to direct you to the sections of this Offer to Purchase containing a more complete description of the topics covered in this summary term sheet. Questions or requests for assistance may be directed to the Information Agent, at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase.

Securities Sought:	All outstanding shares of common stock of Sagent, $0.01 par value per Share.

Price Offered Per Share:	$21.75 per Share, net to the holder in cash, without interest, less any applicable withholding taxes.

Scheduled Expiration Date of the Offer:	One minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016. See Section 1 — “Terms of the Offer”.

Withdrawal Rights:	You can withdraw your Shares at any time prior to one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016. See Section 4 — “Withdrawal Rights”.

Purchaser:	Shepard Vision, Inc., a Delaware corporation, a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan. See Section 8 — “Certain Information Concerning Purchaser and Parent”.

Recommendation of Sagent Board:	Sagent’s Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of the Merger Agreement, (ii) determining that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declaring the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, advisable and (iv) recommending that Sagent’s stockholders accept the Offer and tender their shares into the Offer.

Who is offering to buy my Shares?

Our name is Shepard Vision, Inc. and we are a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd., a joint stock company organized under the laws of Japan (which we refer to as the “Parent” in this Offer to Purchase). We are a Delaware corporation and were formed for the purpose of making the Offer and thereafter consummating the Merger with Sagent. See Section 8 — “Certain Information Concerning Purchaser and Parent.”

How much are you offering to pay and what is the form of payment?

We are offering to pay $21.75 per Share, net to the holder in cash, without interest, less any applicable withholding taxes. See “Introduction” and Section 1 — “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, such nominee may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction” of this Offer to Purchase.

What securities are you offering to purchase?

We are offering to purchase all the outstanding shares of Sagent common stock, $0.01 par value per Share, on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See “Introduction” and Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer pursuant to the Merger Agreement, in order to acquire the entire equity interest in Sagent. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Sagent will consummate the Merger as soon as practicable thereafter without any action by the stockholders of Sagent in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), Sagent will become a wholly-owned subsidiary of Parent and all outstanding Shares (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive cash Merger Consideration in an amount per Share equal to the Offer Price, without interest and less applicable withholding taxes. We refer to the Offer and the Merger as the “Transactions” in this Offer to Purchase. See Section 12 — “Purpose of the Offer; Plans for Sagent.”

What does the Sagent Board think of the Offer?

The Sagent Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of the Merger Agreement, (ii) determining that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declaring the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions, advisable and (iv) recommending that Sagent’s stockholders accept the Offer and tender their shares into the Offer.

Is there an agreement governing the Offer?

Yes. Sagent, Parent and Purchaser have entered into the Merger Agreement. The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable, but in any event within 15 U.S. and Japanese business days after the date of the Merger Agreement (i.e., August 1, 2016). Pursuant to the Merger Agreement, the parties have agreed on the terms and conditions of the Offer and, following consummation of the Offer, the Merger of Purchaser with and into Sagent, with Sagent continuing as the Surviving Corporation in the Merger and a wholly-owned subsidiary of Parent. See Section 11 — “The Merger Agreement; Other Agreements.”

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

Yes. If at least such number of Shares that satisfies the Minimum Tender Condition are validly tendered and accepted for payment by us in the Offer, and the other conditions to the Merger are satisfied or waived (see Section 11 — “The Merger Agreement; Other Agreements”), then, in accordance with the terms of the Merger Agreement, we will complete the Merger as soon as practicable after the consummation of the Offer without a vote of Sagent’s stockholders pursuant to Section 251(h) of the DGCL. If the Merger takes place, Parent will own all of the Shares and, subject to appraisal rights under the DGCL, all Sagent stockholders who did not tender their Shares will receive the Merger Consideration, without interest and less any applicable withholding taxes, upon consummation of the Merger. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the Merger under the DGCL if these rights are perfected. See “Introduction” of this Offer to Purchase.

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	there being validly tendered (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures but not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that, when added to the Shares then owned by Purchaser, would represent one Share more than 50% of the sum of (a) all Shares then actually outstanding and (b) all Shares that Sagent may be required to issue prior to the End Date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof;

•	the expiration or earlier termination of any applicable waiting period under the HSR Act;

•	there being no legal restraint in effect preventing, prohibiting, or making illegal, the consummation of the Offer or the Merger at the Expiration Date;

•	subject to certain materiality exceptions, all representations and warranties of Sagent set forth in the Merger Agreement being true and correct at the time of the Expiration Date; and

•	other customary conditions being satisfied or waived.

See Section 15 — “Conditions to the Offer.”

Is the Offer subject to any financing condition?

No. The Offer is not subject to any financing condition.

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until the time that is one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, unless the offer is extended (we refer to this date in this Offer to Purchase as the “Expiration Date”). Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date. If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an Eligible Institution (defined below) may guarantee that the missing items will be received by American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, within three NASDAQ trading days. See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You can withdraw some or all of the Shares that you tender in the Offer at any time prior to the Expiration Date. Following the Expiration Date, you can withdraw them unless and until we accept Shares for payment as provided in this Offer to Purchase. Once we accept Shares for payment, you will no longer be able to withdraw them. See Section 4 — “Withdrawal Rights.”

Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?

Yes, the Offer can be extended. We are required to extend the Offer:

•	pursuant to the Merger Agreement, for one or more consecutive increments of not more than 10 business days each (or for such longer period as may be agreed by us, Parent and Sagent), if at the Expiration Date the Minimum Tender Condition has not been satisfied or any of the other offer conditions have not been satisfied or waived by us or Parent, until such time as the Minimum Tender Condition has been satisfied and such other conditions have been satisfied or waived; and

•	for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof, including Rule 14e-1(b) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), or the NASDAQ Stock Market (“NASDAQ”),

but in either case, the Purchaser is not required to extend the Offer beyond the End Date.

See Section 1 — “Terms of the Offer”.

How will I be notified if the time period during which I can tender my Shares into the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and we will make a public announcement of the extension no later than 9:00 a.m., New York City time, on the next U.S. business day after the previously scheduled Expiration Date, in accordance with Rule 14e-1(d) of the Exchange Act. See Section 1 — “Terms of the Offer.”

Will there be a subsequent offering period?

No, the Purchaser does not expect to provide a subsequent offering period.

How do I tender my Shares into the Offer?

If you wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e., a stock certificate evidencing your Shares has been issued to you or book entry has been issued to or entered for you and registered in your name), you must complete and sign the enclosed Letter of Transmittal, in accordance with the instructions provided therein, and send it with your stock certificate to the Depositary for the Offer or follow the procedures for book entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” These materials must reach the Depositary prior to the expiration of the Offer. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures Accepting the Offer and Tendering Shares.”

•	If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery; however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually delivered prior to the Expiration Date will not count toward satisfaction of the Minimum Tender Condition. Please call Okapi Partners LLC at the telephone number, email address and address set forth on the back cover of this Offer to Purchase. See Section 3 — “Procedures for Tendering Shares” for further details.

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to Purchaser before the Expiration Date. The deadline to tender Shares set by your nominee may be earlier than the Expiration Date.

See Section 2 — “Acceptance for Payment and Payment for Shares” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

How do I properly withdraw previously tendered Shares?

To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in this Offer to Purchase and in the Letter of Transmittal) to the Depositary while you still have the right to withdraw Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to withdraw your Shares. The deadline to withdraw Shares set by your nominee may be earlier than the Expiration Date. See Section 4 — “Withdrawal Rights.”

Do you have the financial resources to pay for all Shares?

Yes. We estimate that the total amount of funds we will need to purchase all of the Shares in the Offer and to complete the Transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $750 million. We expect Parent to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and any related fees and expenses. Parent has secured committed financing in the amount of Japanese Yen (“JPY”) 65 billion, the approximate equivalent of $618 million, dated as of June 23, 2016, from Sumitomo Mitsui Banking Corporation (“SMBC”) pursuant to which SMBC has committed to provide Parent with funds (the “Committed Funds”) for the purpose of financing the Transactions and paying related fees and expenses. Parent intends to use cash on hand and the Committed Funds to finance the Offer and the Merger. The definitive documentation that will govern the Committed Funds has not been finalized and, accordingly, the actual terms pursuant to which the Committed Funds are to be provided may differ from those described in the Offer. See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender into the Offer?

No. We do not think our financial condition is material to your decision on whether to tender your Shares in the Offer due to the following:

•	Purchaser was organized solely in connection with the Transactions and will not carry on any activities other than in connection with the Transactions;

•	the consummation of the Offer is not subject to any financing condition;

•	we, through Parent, will have sufficient funds available to us to consummate the Transactions;

•	the Offer is being made for all Shares solely for cash;

•	the Offer is for all outstanding shares of Sagent common stock;

•	securities are not intended to be offered in a subsequent merger (i.e., the Merger); and

•	if the Offer is consummated, we will acquire all remaining Shares in the Merger for an amount per Share equal to the Offer Price.

See Section 9 — “Source and Amount of Funds.”

When do you expect to complete the Transactions?

We expect the Transactions to close in the third quarter of 2016, subject to customary regulatory approvals.

What percentage of Shares do you or your affiliates currently own?

As of the date of the Offer, none of the Purchaser, Parent and their respective affiliates owns (directly or indirectly, beneficially or of record) any Shares or hold any rights to acquire any Shares.

What are your plans for Sagent in the event the Transactions are consummated?

Immediately following the Effective Time, the current Sagent Board will be removed and replaced with the board of directors of Purchaser. In addition, Purchaser plans to appoint Mr. Allan Oberman, current Chief Executive Officer of Sagent, and Mr. Yuichi Tamura, current President and Chief Executive Officer of Parent, to the board of directors of the Surviving Corporation immediately following the Effective Time.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated in the Merger Agreement, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Sagent or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in the Sagent’s management, or any other material change in Sagent’s corporate structure or business. Parent intends to continue to review Sagent’s business, operations, capitalization and management. Accordingly, Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to completion of the Offer and Merger, Parent plans to delist the Shares from NASDAQ.

Except as disclosed in this Offer to Purchase and except for certain pre-existing agreements described in the Schedule 14D-9, to the best knowledge of the Purchaser and Parent, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Sagent, on the one hand, and Parent or the Purchaser, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sagent entering into any such agreement, arrangement or understanding. It is possible that, with Parent’s consent, certain members of Sagent’s current management team will enter into new or amended employment arrangements with Sagent that will take effect after the completion of the Offer and the Merger. See Section 12 — “Purpose of the Offer; Plans for Sagent.”

Upon the successful consummation of the Offer, will the Shares continue to be publicly traded?

No. Following the purchase of the Shares in the Offer, we, Parent and Sagent expect to consummate the Merger as soon as practicable after the consummation of the Offer in accordance with Section 251(h) of the DGCL, after which Sagent, as the Surviving Corporation upon the Merger, will be a wholly-owned subsidiary of Parent and the Shares will no longer be publicly traded. Following the consummation of the Merger, we intend to cause Sagent to be delisted from NASDAQ and deregistered under the Exchange Act and the regulations promulgated thereunder. See Section 13 — “Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Sagent are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I decide not to tender, how will the Offer affect my Shares?

Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Sagent will consummate the Merger as soon as practicable. If the Merger is consummated, then stockholders who did not tender their Shares pursuant to the Offer (other than those who are entitled to demand and properly demand appraisal of such Shares in accordance with Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares pursuant to the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference to you between tendering your Shares pursuant to the Offer and not tendering your Shares pursuant to the Offer would be that, if you tender your Shares, you may be paid earlier. No interest will be paid for Shares acquired in the Offer or the Merger. Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. See Section 13 —“Certain Effects of the Offer — Market for Shares”.

If I tender my Shares, when and how will I get paid?

Subject to the terms and conditions of the Offer, we will pay for all Shares validly tendered that have not been withdrawn promptly after the Expiration Date (and in no event later than three U.S. business days). We will pay for your Shares by depositing the Offer Price, net to the holder in cash, without interest, less any applicable withholding taxes, with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Delivery”), a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents. See Section 2 — “Acceptance for Payment and Payment for Shares.”

If I object to the Offer Price, will I have appraisal rights?

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The fair value could be higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

What is the market value of my Shares as of a recent date?

On July 8, 2016, the last full trading day before we and Sagent publicly announced the execution of the Merger Agreement, the last reported sales price of the Shares reported on NASDAQ Global Market was $15.50 per Share. Therefore, the Offer Price of $21.75 represents a premium of approximately 40.3% over the July 8, 2016 closing stock price. On July 28, 2016, the last most practicable trading day before the commencement of the Offer, the reported sales price of Shares reported on the NASDAQ Global Market was $21.67 per Share. Please obtain a recent quotation for your Shares prior to deciding whether or not to tender. See Section 6 — “Price Range of Shares; Dividends.”

Have any stockholders of Sagent already agreed to tender their Shares into the Offer or to otherwise support the Offer?

Yes. On July 10, 2016, in connection with the execution of the Merger Agreement, each of Vivo Ventures Fund V, L.P., Vivo Ventures Fund VI, L.P., Vivo Ventures V Affiliates Fund, L.P., and (iv) Vivo Ventures VI Affiliates Fund, L.P. (together, the “Supporting Stockholders”) entered into a tender and support agreement with Parent and Purchaser (the “Tender and Support Agreement”). Under the terms of the Tender and Support Agreement, the Supporting Stockholders have agreed, among other matters to tender their Shares in the Offer. The Tender and Support Agreement will terminate in certain circumstances, including upon an amendment to the Merger Agreement that is materially adverse to the Supporting Stockholders that is entered into without the consent of the Supporting Stockholders, a change in recommendation by the Sagent Board or the final expiration of the Offer. As of July 10, 2016, the Supporting Stockholders owned an aggregate of approximately 19.7% of the outstanding Shares. See Section 11 — “The Merger Agreement; Other Agreements — The Tender and Support Agreement”.

What will happen to my stock options in the Offer?

The Offer is being made only for Shares and is not made for any Sagent options to purchase Shares under any stock option plan of Sagent. Holders of outstanding Sagent stock options may participate in the Offer only if they first exercise such options (to the extent exercisable) in accordance with the terms of the applicable stock option plans and other applicable Sagent award agreements, and tender the Shares issued upon such exercise. Any such exercise needs to be completed sufficiently in advance of the Expiration Date to assure that the holder of such outstanding Sagent stock options will have sufficient time to comply with the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

The Merger Agreement contemplates that the Sagent Board or a committee thereof will take all actions necessary to cause each Sagent stock option to be fully vested and exercisable by the holder immediately prior and contingent upon the consummation of the Merger on a net-settlement basis, subject to the holder’s delivery of written notice of exercise no later than five Business Days (days which constitute both a U.S. and a Japanese business day, each a “Business Day”) prior to the consummation of the Merger. If such holder fails to so exercise its Sagent stock options, such unexercised Sagent stock options will automatically be canceled, and holders will be entitled to receive an amount equal to the product of (i) the number of shares underlying the holder’s unexercised stock options, and (ii) the excess, if any, of (x) the Merger Consideration minus (y) the applicable exercise price provided that any unexercised Sagent stock option that has an exercise price that is equal to or exceeds the Merger Consideration will be canceled for no consideration. See Section 11 — “The Merger Agreement; Other Agreements.”

What will happen to my restricted stock unit awards in the Offer?

The Offer is made only for Shares and is not made for any Sagent restricted stock unit (“RSUs”). However, subject to the terms and conditions of the Offer, you may tender in the Offer any Shares that were previously RSUs and have vested.

The Merger Agreement contemplates that, immediately prior to the Effective Time, each RSU that is outstanding will be converted into a vested right to receive cash in an amount equal to the Merger Consideration, without interest, less any applicable withholding taxes, provided that holders of those RSUs granted pursuant to Sagent’s Producers Retention Plan (as described in the Disclosure Schedules to the Merger Agreement) will, generally subject to such holder’s continued employment through the applicable payment date, receive cash in an amount equal to the Merger Consideration payable in two equal instalments on July 7, 2017 and July 7, 2018. See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Company Options and Other Equity-Based Awards.”

What will happen to my restricted shares in the Offer?

The Offer is made only for Shares and is not made for any Sagent restricted shares. However, subject to the terms and conditions of the Offer, you may tender in the Offer any Shares that were previously Sagent restricted shares and have vested. The Merger Agreement contemplates that prior to the Effective Time, each Sagent restricted share that is outstanding will be converted into a vested right to receive cash in an amount equal to the Merger Consideration, without interest, less any applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements — Treatment of Company Options and Other Equity-Based Awards.”

What are the U.S. federal income tax consequences of the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be treated as a taxable exchange for U.S. federal income tax purposes. You should consult your own tax advisor regarding the particular tax consequences to you of exchanging Shares for cash pursuant to the Offer in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws). See Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer” for a discussion of certain material U.S. federal income tax consequences of tendering Shares into the Offer.

To whom should I talk if I have additional questions about the Offer?

You may call Okapi Partners LLC, the Information Agent for the Offer, toll-free at (212) 297-0720 or at (877) 566-1922. Please see the back cover of this Offer to Purchase for the Information Agent’s full contact details.

To the Holders of Shares of Sagent Common Stock:

INTRODUCTION

We are Shepard Vision, Inc. (the “Purchaser,” “we,” “our” and “us”), a wholly-owned subsidiary of Nichi-Iko Pharmaceutical Co., Ltd. We are offering to purchase all the shares of common stock of Sagent, $0.01 par value per Share, at a price of $21.75 per Share, net to the holder in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. The Offer and the withdrawal rights will expire at one minute following 11:59 p.m. (12:00 a.m.) New York City Time on August 26, 2016, which is the date that is 20 business days (determined using Rule 14d-1(g)(3) of the Exchange Act) following commencement of the Offer (within meaning of Rule 14d-2 under the Exchange Act), unless we extend the Offer. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making payment for Shares. Stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company, the depositary for the Offer (the “Depositary”) will not have to pay brokerage fees or commissions. Stockholders with Shares held in street name by a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if the nominee charges any transaction fees. Except as set forth in Instruction 6 of the Letter of Transmittal, Sagent stockholders will not have to pay stock transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of the Depositary and Information Agent incurred in connection with the Offer. See Section 17 — “Fees and Expenses”.

We are making the Offer pursuant to the Merger Agreement. The Merger Agreement provides, among other matters, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, Purchaser will merge with and into Sagent, with Sagent continuing as the Surviving Corporation. At the Effective Time, each outstanding Share (other than Shares (i) owned by Sagent, Parent or Purchaser or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and in compliance in all respects with, the provisions of Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be automatically canceled and converted into the right to receive the Merger Consideration, without interest and less applicable withholding taxes. See Section 11 — “The Merger Agreement; Other Agreements.”

Appraisal rights are not available to the holders of Shares in connection with the Offer. However, if the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the fair value of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court. The fair value could be higher or lower than, or the same as, the Offer Price or the Merger Consideration (which is equivalent in amount to the Offer Price). See Section 16 — “Certain Legal Matters; Regulatory Approvals — Appraisal Rights.”

The Merger will be governed by the DGCL and effected under Section 251(h) of the DGCL. Accordingly, after the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Sagent will cause the Merger to become effective as soon as practicable without a meeting of stockholders of Sagent in accordance with Section 251(h) of the DGCL. Following the Merger, the Purchaser’s directors immediately prior to the Effective Time will be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

The Sagent Board has unanimously adopted resolutions (i) approving the execution, delivery and performance of the Merger Agreement, (ii) determining that entering into the Merger Agreement is in the best interest of Sagent and its stockholders, (iii) declaring the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Transactions, advisable and (iv) recommending that Sagent’s stockholders accept the Offer and tender their shares into the Offer. Sagent has agreed to file its Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Schedule 14D-9 will include a more complete description of the Sagent Board’s reasons for its recommendation, and holders of the Shares are encouraged to review the Schedule 14D-9 carefully.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered (not including as tendered those Shares that are tendered pursuant to guaranteed delivery procedures but not actually delivered prior to the Expiration Date) and not validly withdrawn that number of Shares that, when added to the Shares then owned by Purchaser, would represent one Share more than 50% of the sum of (a) all Shares then actually outstanding and (b) all Shares that Sagent may be required to issue prior to the End Date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof, (ii) the expiration or earlier termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”, and such condition, the “HSR Condition”), (iii) there being no legal restraint in effect preventing, prohibiting, or making illegal, the consummation of the Offer or the Merger at the Expiration Date, (iv) subject to certain materiality exceptions, all representations and warranties of Sagent set forth in the Merger Agreement being true and correct at the time of the Expiration Date and (v) other customary conditions being satisfied or waived. See Section 15 — “Conditions to the Offer.”

According to Sagent, as represented in the Merger Agreement, on July 10, 2016, Sagent’s authorized capital stock consisted of 100 million shares of common stock and five million shares of preferred stock, $0.01 par value per Share. According to Sagent, as represented in the Merger Agreement, at the close of business on July 8, 2016, (i) 33,088,222 shares of Sagent common stock were issued and outstanding (including 194,423 Sagent restricted shares), (ii) no shares of Sagent preferred stock were issued and outstanding, (iii) RSUs with respect to an aggregate 189,284 shares of Sagent common stock were issued and outstanding and (iv) stock options with respect to an aggregate of 1,849,185 shares of Sagent common stock were issued and outstanding. Based upon the foregoing and assuming that (x) no other Shares or rights of any type to acquire Shares are or have been issued after July 8, 2016, the Minimum Tender Condition would be satisfied if at least 17,563,347 Shares are validly tendered and not validly withdrawn prior to the expiration of the Offer. The actual number and percentage of outstanding Shares that are required to be tendered to satisfy the Minimum Tender Condition will depend on the actual number of Shares outstanding at the Expiration Date.

The Supporting Stockholders entered into a Tender and Support Agreement with us and Parent pursuant to which, among other matters, and subject to the terms and conditions set forth in this Offer to Purchase, the Supporting Stockholders agreed to tender their Shares in the Offer. As of July 10, 2016, the Supporting Stockholders owned an aggregate of approximately 19.7% of the outstanding Shares. See Section 11 — “Merger Agreement; Other Agreements — The Tender and Support Agreement.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences of the Offer.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer, we will promptly accept for payment and promptly pay for all Shares validly tendered, and not properly withdrawn prior to the Expiration Date, no later than three U.S. business days after the Expiration Date.

The Offer is conditioned, among other things, upon the satisfaction of the Minimum Tender Condition, the HSR Condition, as well as other customary conditions. The Offer is not subject to any financing condition. See “Section 15 — “Conditions to the Offer.”

We are required to extend the Offer:

•	pursuant to the Merger Agreement, for one or more consecutive increments of not more than 10 business days each (or for such longer period as may be agreed by us, Parent and Sagent), if at the Expiration Date the Minimum Tender Condition has not been satisfied or any of the other offer conditions has not been satisfied or waived by us or Parent, until such time as the Minimum Tender Condition has been satisfied and such other conditions have been satisfied or waived; and

•	for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof, including Rule 14e-1(b) promulgated under the Exchange Act, or NASDAQ,

but in either case, the Purchaser shall not be required to extend the Offer beyond the End Date.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, we expressly reserve the right to waive any condition of the Offer, other than the Minimum Tender Condition, or modify the terms of the Offer, except that, without the consent of Sagent, we will not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any other conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) change the Minimum Tender Condition, (iv) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

If Purchaser makes any material change in the terms of or information concerning the Offer or waives a material condition of the Offer, Purchaser will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release dated April 3, 1987, the SEC has stated that in its view the waiver of conditions, such as the Minimum Tender Condition, is a material change in the terms of an offer and that an offer should remain open for a minimum of five U.S. business days from the date a material change is first published, sent or given to stockholders, and that if a material change directly relates to price and share levels, a minimum of 10 U.S. business days may be required to allow adequate dissemination and investor response.

If we increase the Offer Price, we will pay such increased Offer Price for all Shares that are purchased pursuant to the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement other than by making a release to a national news service, which we would file with the SEC in an amendment to the Schedule TO. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Sagent has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to registered holders of Shares whose names appear on Sagent’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer, we will accept for payment and promptly pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

We will pay for Shares accepted for payment pursuant to the Offer by depositing the Offer Price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. Upon the deposit of such funds with the Depositary, our obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer.

In all cases, payment for Shares accepted for payment will be made only after timely receipt by the Depositary of

•	certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Delivery”));

•	a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees (or in connection with a book-entry transfer, an Agent’s Message, (as defined in “Section 3 — “Procedures for Accepting the Offer and Tendering Shares —Book-Entry Delivery”)); and

•	any other required documents.

For a description of the procedures for tendering Shares pursuant to the Offer, see Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” Payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us in our sole discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in the opinion of our counsel, be unlawful.

Shares tendered pursuant to a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Tender Condition unless and until Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary unless determined otherwise by Purchaser.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

If we do not accept for payment any Shares tendered pursuant to the Offer, or if you submit certificates for more Shares than are tendered, we will return certificates for such unpurchased or untendered Shares (or, (i) in the case of Shares delivered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility, or (ii) in the case of Shares held in a nominee account by the Depositary, such Shares will be returned to the nominee account) without expense to you, promptly following the expiration, termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Procedures for Tendering Shares

Except as set forth below, to tender Shares in the Offer, either (i) the Depositary must receive on or prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and signed, together with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires, and (b) certificates for the Shares to be tendered or confirmation of the book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, or (ii) you must comply with the guaranteed delivery procedures set forth below.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including through the Book–Entry Transfer Facility, is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the Shares are accepted for payment by us, we will acquire good, valid and unencumbered title thereto, free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims. Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Stockholders tendering their Shares according to the guaranteed delivery procedures set forth under Section 3 —“Procedures for Accepting the Offer and Tendering Shares — Guaranteed Delivery” may do so using the Notice of Guaranteed Delivery circulated herewith, however, any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Effective Date will not count toward satisfaction of the Minimum Tender Condition.

Book-Entry Delivery

The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”). Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may deliver Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the procedures of the Book-Entry Transfer Facility. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or a manually signed facsimile thereof) properly completed and duly executed together with any required signature guarantees or an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedure described below must be complied with.

“Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such book-entry confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce that agreement against the participant.

Required documents must be transmitted to and received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees

All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange, Inc. Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each, an “Eligible Institution”), unless the Shares tendered are tendered (i) by a registered holder of Shares who has not completed the box labeled “Special Payment Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made to, or certificates for the Shares for unpurchased Shares are to be issued or returned to, a person other than the registered holder, the tendered certificates for the Shares must be endorsed or accompanied by appropriate stock powers, signed exactly as the name or names of the registered holder or holders appear on the certificates for the Shares, with the signatures on the certificates for the Shares or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

If the Shares are certificated and the certificates representing the Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) must accompany each delivery of certificates for the Shares.

Guaranteed Delivery

If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may, nevertheless, tender such Shares if all of the following conditions are met:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary prior to the Expiration Date; and

•

the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within three NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such notice. Any Shares tendered pursuant to a Notice of Guaranteed Delivery and not actually received prior to the Expiration Date will not count toward satisfaction of the Minimum Tender Condition.

Backup Withholding

To prevent federal “backup withholding” of tax with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each Sagent stockholder (including any Sagent stockholder that tenders Shares into the Offer pursuant to the book-entry transfer procedures described above in this Section 3) must provide the Depositary with its correct U.S. taxpayer identification number or otherwise comply with applicable backup withholding rules and certification requirements. Each Sagent stockholder should complete and sign the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal (or other applicable form such as the appropriate IRS Form W-8) in order to provide the information and certification necessary to avoid the imposition of backup withholding of tax. See Instruction 8 set forth in the Letter of Transmittal and Section 5 —“Certain Material U.S. Federal Income Tax Consequences of the Offer” of this Offer to Purchase for a more detailed discussion of backup withholding.

Appointment of Proxy

By executing a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the original Offer to Purchase). All such powers of attorney and proxies are irrevocable and coupled with an interest in the tendered Shares. Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers of attorney and proxies and consents granted by you with respect to such Shares and other securities will, without further action, be revoked, and no subsequent powers of attorney or proxies may be given nor subsequent written consents executed (and, if previously given or executed, will cease to be effective). Upon such acceptance for payment, our designees will be empowered to exercise all your voting and other rights as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of Sagent’s stockholders, by written consent or otherwise. We reserve the right to require that, in order for Shares to be validly tendered, immediately upon our acceptance for payment of such Shares, we are able to exercise full voting rights with respect to such Shares and other securities (including voting at any meeting of stockholders then scheduled or acting by written consent without a meeting). The foregoing powers of attorney and proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Sagent’s stockholders.

Determination of Validity

We will determine, in our sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination shall be final and binding. We reserve the absolute right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender of Shares, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived to our satisfaction. Unless waived, and defects or irregularities in connection with tenders must be cured to our satisfaction. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as we shall determine. None of us, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in tenders or waiver of any such defect or irregularity or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by us in our sole discretion.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after September 30, 2016, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by us pursuant to the Offer.

For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer through the Book-Entry Transfer Facility as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer of Shares held through the Book-Entry Transfer Facility,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by us in our sole discretion. None of us, the Depositary or the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain Material U.S. Federal Income Tax Consequences of the Offer.

The following is a discussion of certain material U.S. federal income tax consequences of the Offer and the Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is not a comprehensive description of all U.S. federal income tax consequences that may be relevant to the Offer or the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Treasury Regulations”), judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect on the date of this Offer to Purchase.

These laws may change at any time, possibly retroactively, and any such change could affect the continuing validity of this discussion. This discussion applies only to holders that hold their Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not discuss all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances or the U.S. federal income tax consequences to holders subject to special treatment under U.S. federal income tax laws, such as S corporations, partnerships (including any entity treated as a partnership for U.S. federal income tax purposes) and other pass-through entities or their owners, apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, Shares held as part of a “straddle,” “hedge,” “conversion transaction,” constructive sale or other integrated transaction, holders that purchase or sell Shares as part of a wash sale for U.S. federal income tax purposes, holders in special tax situations (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, individual, retirement accounts or other tax-deferred accounts, holders liable for the alternative minimum tax, U.S. expatriates, “controlled foreign corporations” or “passive foreign investment companies”), or United States Holders (as defined below) whose functional currency is not the U.S. dollar. This discussion does not address any aspect of U.S. federal gift or estate tax, or state, local or foreign taxation.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a beneficial owner of the Shares, the tax treatment of a partner in such partnership generally will generally depend on the status of the partner and the activities of the partnership. Holders of Shares that are partnerships or partners in such partnerships should consult their tax advisors with regard to the U.S. federal income tax consequences of exchanging Shares pursuant to the Offer.

None of Sagent, Parent, or Purchaser has requested or will request an advance ruling from the IRS as to the tax consequences of the Offer or the Merger, nor will counsel to Sagent, Parent, or Purchaser render a tax opinion in connection with the Offer or the Merger. The IRS may take different positions concerning the tax consequences of the Offer or the Merger than those stated below, and such positions could be sustained.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer and the Merger, or transactions pertaining to Sagent stock options that are canceled and converted into the right to receive cash, as the case may be, in connection with the Merger.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND DOES NOT PURPORT TO ADDRESS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO PARTICULAR HOLDERS. THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE BASED ON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER SHOULD CONSULT SUCH HOLDER’S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER TO SUCH HOLDER, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT, STATE, LOCAL AND OTHER TAX LAWS.

Consequences to United States Holders. For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is:

•	an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury Regulations.

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) sold pursuant to the Offer.

Such gain or loss will be capital gain or loss (other than, with respect to the exercise of dissent and appraisal rights, amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and will be long-term capital gain or loss if, on the date of sale, such Shares were held for more than one year. Long-term capital gains recognized by an individual generally will be taxed at preferential rates. Net capital losses are subject to limits on deductibility.

Net Investment Income Tax. An additional 3.8% tax will be imposed on the “net investment income” of certain U.S. citizens and resident aliens, and on the undistributed “net investment income” of certain estates and trusts. Among other items, “net investment income” generally includes gross income from dividends and net gain from the disposition of property, such as the Shares, less certain deductions. You should consult your tax advisor with respect to this additional tax.

Consequences to Non-United States Holders. For purposes of this discussion, the term “Non-United States Holder” means a beneficial owner of Shares that is not a United States Holder and that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust.

In general, a Non-United States Holder will not be subject to U.S. federal income tax on gain recognized on Shares sold pursuant to the Offer unless:

•	the gain is “effectively connected” with the Non-United States Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment or fixed base that such holder maintains in the United States, if that is required by an applicable income tax treaty as a condition for subjecting such holder to U.S. taxation on a net income basis;

•	the Non-United States Holder is an individual present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•	Sagent is or has been a United States real property holding corporation for U.S. federal income tax at any time during the shorter of the five-year period ending on the date of sale and the Non-United States Holder’s holding period for its Shares and the Non-United States Holder held, directly or indirectly, at any time during the applicable period, more than 5% of Shares and such holder is not eligible for any treaty exemption.

Sagent believes it is not and has not been within the past five years, and does not anticipate becoming before the date of sale (or, if applicable, the date of the Merger), a United States real property holding corporation for U.S. federal income tax purposes.

Gain that is “effectively connected” with a Non-United States Holder’s conduct of a trade or business in the United States generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a United States Holder. In addition, “effectively connected” gains that are recognized by a corporate Non-United States Holder also may be subject, under certain circumstances, to an additional “branch profits tax” at a 30% rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Information Reporting and Backup Withholding. Payments made to a United States Holder in connection with the Offer generally will be subject to information reporting and may be subject to “backup withholding”. See Section 3 — “Procedure for Accepting the Offer and Tendering Shares — Backup Withholding” of this Offer to Purchase.

Backup withholding generally applies if a United States Holder fails to (i) provide its correct taxpayer identification number and (ii) comply with applicable certification requirements, or otherwise fails to establish an exemption. A Non-United States Holder generally will be exempt from information reporting and backup withholding if it certifies on an appropriate IRS Form W-8 that it is not a U.S. person, or otherwise establishes an exemption in a manner satisfactory to the Depositary.

Backup withholding is not an additional tax and may be refunded by the IRS to the extent it results in an overpayment of tax. Certain persons generally are entitled to exemption from information reporting and backup withholding, including corporations. Certain penalties apply for failure to provide correct information and for failure to include reportable payments in income. Each holder should consult with its own tax advisor as to its qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering United States Holders may be able to prevent backup withholding by completing the Form W-9 included in the Letter of Transmittal or, in the case of Non-United States Holders, an appropriate IRS Form W-8.

6.	Price Range of Shares; Dividends.

The Shares are listed on the NASDAQ Global Market under the symbol “SGNT.” The Shares have been listed on the NASDAQ Global Market since April 20, 2011. On July 8, 2016, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on NASDAQ Global Market was $15.50 per Share. Therefore, the Offer Price of $21.75 represents a premium of approximately 40.3% over the July 8, 2016 closing stock price. On July 28, 2016, the last most practicable trading day before the commencement of the Offer, the reported sales price of Shares reported on the NASDAQ Global Market was $21.67 per Share. The following table sets forth, for the periods indicated, the high and low closing prices per Share as reported on the NASDAQ Global Market:

	High	Low	Dividends
Year Ending December 31, 2016:
First Quarter	$16.80	$11.36	$—
Second Quarter	15.37	10.55	—
Year Ended December 31, 2015:
First Quarter	$30.75	$21.84	$—
Second Quarter	26.82	22.10	—
Third Quarter	26.465	14.74	—
Fourth Quarter	18.1475	13.656	—
Year Ended December 31, 2014:
First Quarter	$26.08	$17.49	$—
Second Quarter	26.23	19.45	—
Third Quarter	31.45	23.735	—
Fourth Quarter	33.60	22.97	—

We encourage you to obtain a recent quotation for the Shares in deciding whether to tender your Shares.

Based on Sagent’s public filings with the SEC, Sagent has not declared or paid any dividends or other distributions with respect to the Shares since inception. Under the terms of the Merger Agreement, Sagent would not be permitted to declare or pay any dividend or other distribution with respect to any of its capital stock (other than dividends paid by a wholly-owned subsidiary of Sagent to Sagent or another wholly-owned subsidiary of

Sagent) after entering into the Merger Agreement until the time the Merger becomes effective. See Section 11 —“The Merger Agreement; Other Agreements — Conduct of Business.”

7.	Certain Information Concerning Sagent.

Except as otherwise set forth in this Offer to Purchase, the information concerning Sagent contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Purchaser, Parent, or the Information Agent take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Sagent to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Purchaser, Parent, and the Information Agent.

General. According to Sagent’s Annual Report on Form 10-K for the year ended December 31, 2015, Sagent is incorporated under the laws of the State of Delaware. Sagent is a leading provider of affordable pharmaceuticals to the hospital market, which sells primarily throughout North America. Initially founded in 2006 as Sagent Holding Co., a Cayman Islands company, Sagent reincorporated as Sagent Pharmaceuticals, Inc., a Delaware corporation, in connection with its initial public offering, on April 20, 2011.

Sagent offers a broad range of products across anti-infective, oncology and critical care indications in a variety of presentations, including single- and multi-dose vials and ready-to-use pre-filled syringes and premix bags, with a primary focus on generic injectable pharmaceuticals, which provide customers a lower-cost alternative to branded products when applicable patents have expired or been declared invalid, or when the products are determined not to infringe the patents of others.

Sagent’s principal offices are located 1901 N. Roselle Road, Suite 700, Schaumburg, Illinois 60195, and its telephone number is (847) 908-1600.

Available Information. Sagent files annual, quarterly and current reports, proxy statements and other information with the SEC. Sagent’s SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document Sagent files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

8.	Certain Information Concerning Purchaser and Parent.

Purchaser. We are a Delaware corporation incorporated on July 7, 2016, a wholly-owned subsidiary of Parent, and were formed solely for the purpose of engaging in the transactions contemplated by this Offer to Purchase, including the Offer and the Merger. To date, we have not carried on any activities other than those related to our formation and the transactions contemplated by the Merger Agreement, including consummation of the Offer. Following the consummation of the Offer and the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we will merge with and into Sagent, with Sagent continuing as the Surviving Corporation and as a wholly-owned subsidiary of Parent. Our principal executive office is located at 5-4 Nihonbashi-Honcho 1-chome, Chuo-ku, Tokyo, Japan 103-0023. Our business telephone number is +81-3-3276-0215.

Parent. Parent is a joint stock corporation organized under the laws of Japan, headquartered in Tokyo and Toyama Prefecture, Japan. The business address of Parent is 6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan 930-8583. The business telephone number for Parent is +81-76-432-2121.

Parent is the largest generic drug manufacturer in Japan by sales. In its fiscal year ended March 31, 2014, it became the first Japanese generic medicine manufacturer to reach JPY100 billion in annual sales (approximately

$950 million as of July 28, 2016) and consolidated net sales in the fiscal year ended March 31, 2016 reached JPY143.5 billion (approximately $1.36 billion as of July 28, 2016). Since its establishment in 1965, Parent has earned a reputation for operating at the forefront of quality assurance with premium quality generic pharmaceuticals. It has grown market share with an extensive lineup of more than 1,000 commercialized products - the largest number among domestic pharmaceutical manufacturers - as well as strong relationships with wholesalers. Parent’s development has been enhanced by six acquisitions and nine business alliances since the appointment of current President & CEO Yuichi Tamura in 2000.

Parent employs 1,142 people and operates seven production sites, one research and development facility, and four distribution centers throughout Japan. Parent’s Medium-term Business Plan for the three fiscal years from April 2016 through March 2019 contemplates Parent growing to be a global top 10 generics pharmaceutical company. This plan, which Parent refers to as “Obelisk” incorporates three core strategies: Power of Expansion, Power of Production and Power of Development. Parent is listed on the Tokyo Stock Exchange and its current market capitalization is approximately JPY 140 billion (approximately $1.33 billion as of July 28, 2016). For more information, visit www.nichiiko.co.jp/english.

Additional Information. The name, business address, current principal occupation or employment, five year material employment history and citizenship of each director and executive officer of Purchaser and Parent and certain information concerning the directors and executive officers of Purchaser and Parent is set forth in Annex A to this Offer to Purchase.

Except with respect to such Shares and as set forth elsewhere in this Offer to Purchase (including Section 10 —“Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Sagent”, Section 11 — “The Merger Agreement; Other Agreements” and Annex A):

•	neither we, nor Parent nor, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons or entities listed in Annex A, or any associate or affiliate of the foregoing, beneficially owns or has a right to acquire any Shares or any other equity securities of Sagent;

•	neither we, nor Parent, nor to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons or entities referred to above has effected any transaction in the Shares or any other equity securities of Sagent during the 60-day period preceding the date of this Offer to Purchase;

•	during the two years prior to the date of this Offer to Purchase, there have been no transactions between Parent or us, our respective subsidiaries or, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Sagent or any of its executive officers, directors or affiliates, on the other hand;

•	during the two years prior to the date of this Offer to Purchase, there have been no negotiations, transactions or contracts between us, Parent or any of our or their respective subsidiaries or, to our knowledge or the knowledge of Parent after reasonable inquiry, any of the persons listed in Annex A, on the one hand, and Sagent or any of its executive officers, directors or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets;

•	there are no present or proposed material agreements, arrangements, understandings or relationships between us, Parent or any of our or their respective executive officers, directors or affiliates, on the one hand, and Sagent or any of its executive officers, directors or affiliates, on the other hand; and

•	during the past five years, neither we nor Parent has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Purchaser and Parent have filed with the SEC the Schedule TO and exhibits to the Schedule TO and such documents are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document filed by Purchaser and Parent with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

9.	Source and Amount of Funds.

We estimate that the total amount of funds we will need to purchase all the Shares in the Offer and to complete the Transactions, including the payment of fees and expenses in connection with the Offer, will be approximately $750 million. We expect Parent to provide us with sufficient funds to purchase all Shares validly tendered in the Offer and any related fees and expenses.

Parent has secured committed financing in the amount of JPY65 billion, the approximate equivalent of $620 million, dated as of June 23, 2016, from Sumitomo Mitsui Banking Corporation (“SMBC”) evidenced by a commitment letter, (the “Commitment Letter”) pursuant to which SMBC has committed to provide Parent with funds (the “Committed Funds”) for the purpose of financing the Transactions and paying related fees and expenses. Parent intends to use cash on hand and the Committed Funds to finance the Offer and the Merger. The definitive documentation that will govern the Committed Funds has not been finalized and, accordingly, the actual terms pursuant to which the Committed Funds are to be provided may differ from those described in the Offer.

The Commitment Letter provides that SMBC are committed to provide a JPY-dominated credit facility of JPY65 billion, the approximate equivalent of $620 million (the “Facility”), to Parent. Under the terms of the Commitment Letter, the Facility matures on the first anniversary of the execution date, June 23, 2017, and the lump sum is due and payable on that date. Borrowings under the Facility bear interest at a rate equal to JPY 1-month Japanese Bankers Association Tokyo Interbank Offered Rate plus the spread (to be agreed at a later date), payable in arrears (on a day-to-day basis), inclusive of the first day and exclusive of the last day, and on the basis of a year of 365 days. Parent may make voluntary prepayments only when Parent gives a written notice to SMBC by 10 Japanese business days in advance. The amount of prepayment shall be the amount of the then-outstanding principal amount, or a whole multiple of 100 million yen (not less than 100 million yen). Parent is required to pay accrued interest and break cost as notified by SMBC. In addition, Parent is required to make mandatory prepayments of the term loan if it becomes illegal for SMBC to perform the definitive financing documentation for the Facility due to any reason which cannot be attributed to SMBC.

We do not believe that our financial condition is relevant to a decision by a holder of Shares whether to tender Shares and accept the Offer because (i) the consummation of the Offer is not subject to any financing condition, (ii) the Offer is being made for all Shares solely for cash, (iii) if the Offer is consummated, we will acquire all remaining Shares in the Merger for an amount per Share equal to the Offer Price without interest, less any applicable withholding taxes, (iv) we, through Parent, will have sufficient funds available to us to purchase all Shares validly tendered and not properly withdrawn pursuant to the Offer and to provide funding for the Merger in light of Parent’s financial capacity in relation to the amount of consideration payable, (v) we were organized solely in connection with the Transactions and will not carry on any activities other than in connection with the Transactions and (vi) securities are not intended to be offered in a subsequent merger.

10.	Background of the Offer; Past Contacts, Transactions, Negotiations and Agreements with Sagent.

Background of the Offer

As part of the continuous evaluation of its business and plans, Parent regularly evaluates its business and plans and considers a variety of strategic options and transactions to enhance its business. Parent’s current medium-term management plan includes expanding its platform into the U.S. market to commercialize its biosimilar product pipeline and increase its global presence in injectables.

In late January 2016, Mr. Eiichi Machida, a senior executive advisor of Parent, contacted a representative of Perella Weinberg Partners LP (“Perella Weinberg”), financial advisors to Sagent, and indicated that Parent had seen a January 2016 news report that Sagent had hired Perella Weinberg and may be exploring a sale process. Mr. Machida expressed Parent’s interest in entering into a discussion related to a business transaction with Sagent but did not make any specific proposal. In accordance with the instructions previously received, the representative of Perella Weinberg indicated that, contrary to the news report, Sagent was not considering a sale process but that he would contact Mr. Machida if that were to change. The representative of Perella Weinberg subsequently communicated Parent’s interest to Mr. Robert Flanagan, Chairman of the Sagent Board, who subsequently informed the Sagent Board.

Parent considered Sagent an attractive potential acquisition candidate due to Sagent’s presence in the U.S. generics market and injectable drugs.

On March 15, 2016, Mr. Machida sent an email to a representative of Perella Weinberg that expressed, on behalf of Mr. Yuichi Tamura, President and Chief Executive Officer of Parent, that Parent was interested in acquiring a majority stake of Sagent for cash, without specifying any price. The email also expressed Parent’s confidence regarding the availability of financing for a potential transaction.

On April 1, 2016, Parent decided to have a meeting with Sagent regarding this transaction.

In April 2016, Parent contacted Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”), and Hyman, Phelps & McNamara, P.C., to act as legal counsel to Parent, together with Parent’s long-time Japanese legal advisor, Nishimura & Asahi in connection with a potential transaction with Sagent.

On April 6, 2016, Mr. Machida met with Mr. Robert Flanagan, Chairman of the Sagent Board, and representatives of Perella Weinberg in New York City at Perella Weinberg’s offices. During the meeting, Mr. Flanagan informed Mr. Machida that he did not believe Sagent was interested in having Parent acquire a majority of the stock and instead would only be interested in discussing an acquisition of the entire company and only at a significant premium to the current market price. At the conclusion of the meeting, Mr. Machida reiterated Parent’s interest in Sagent and said he would get additional guidance from Parent’s senior management about proceeding with a transaction on such terms.

On April 7, 2016, Mr. Flanagan and representatives of Perella Weinberg met with Mr. Machida in New York City at the offices of Kirkland & Ellis LLP (“Kirkland”), counsel to Sagent. At the meeting, Mr. Machida confirmed that, based on additional guidance he had received from Parent’s senior management, Parent was interested in proceeding with discussions regarding a potential acquisition of Sagent on the terms indicated by Mr. Flanagan at the meeting on April 6, 2016. Thereafter, representatives of Perella Weinberg informed Parent that the Sagent Board was interested in beginning discussion with Parent regarding a possible transaction. J.P. Morgan was subsequently engaged by Parent to serve as its financial advisor in connection with a possible transaction with Sagent.

Representatives of Perella Weinberg asked Parent to provide an indication of interest for a potential acquisition of Sagent and informed Parent that thereafter, based on the results of the indications of interest, certain parties would be offered access to an online data room and be invited to a management presentation upon entering into a confidentiality agreement and would be given an opportunity to make a binding offer to acquire Sagent.

Parent indicated to representatives of Perella Weinberg that it expected to be willing to offer between $18.00 and $20.00 per Share, but would be able to provide additional information by early May 2016.

On April 30, 2016, Parent and Sagent entered into a confidentiality agreement, which included a standstill provision.

On May 3, 2016, Mr. Flanagan and representatives of Parent, including Mr. Tamura, had an introductory meeting in New York City at Perella Weinberg’s offices. Representatives of Perella Weinberg, Kirkland, J.P. Morgan, as well as representatives of Paul, Weiss also attended the meeting.

On May 10, 2016, Parent and its financial and legal advisors were given access to the electronic data room established by Sagent in order to conduct their due diligence investigation of Sagent.

Matters relating to the background of the transaction occurring subsequent to May 10, 2016 are set forth in the Background of the Offer Section of Sagent’s Schedule 14d-9, which section, to the extent relating to negotiations and discussions with Parent and Purchaser, is incorporated by reference herein.

11.	The Merger Agreement; Other Agreements.

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Offer

The Merger Agreement provides for the commencement of the Offer by Purchaser as promptly as practicable, but in any event within fifteen Business Days after the date of the Merger Agreement (i.e., August 1, 2016). The Merger Agreement provides that, subject to the satisfaction or waiver by Purchaser of the Offer Conditions that are described in Section 15 — “Conditions of the Offer,” each Sagent stockholder who validly tenders Shares in the Offer will receive $21.75 for each Share validly tendered and not properly withdrawn prior to the Expiration Date, without interest, less any applicable withholding taxes. Unless extended pursuant to and in accordance with the terms of the Merger Agreement, the Offer shall initially be scheduled to expire one minute following 11:59 p.m. (12:00 a.m.), New York City time, on August 26, 2016, or in the event that the initial expiration date of the Offer has been extended, the date and time to which the Offer has been so extended. Purchaser expressly reserves the right to waive any condition of the Offer, other than the Minimum Tender Condition, or modify the terms of the Offer, by giving written notice to Sagent, except that, without the consent of Sagent, Purchaser shall not (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose any other conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects holders of Shares generally, (vi) change the Minimum Tender Condition, (iv) extend or otherwise change the Expiration Date in a manner other than as required or permitted by the Merger Agreement or (vii) provide for a “subsequent offering period” (or any extension thereof) in accordance with Rule 14d-11 under the Exchange Act.

Extensions of the Offer

The Merger Agreement separately provides that Purchaser is required to extend the Offer (i) for one or more consecutive increments of not more than 10 business days each (or for such longer period as may be agreed by us, Parent and Sagent), if at the Expiration Date the Minimum Tender Condition has not been satisfied or any of the other offer conditions have not been satisfied or waived by us or Parent, until such time as the Minimum Tender Condition has been satisfied and such other conditions have been satisfied or waived, and (ii) for the minimum period required by any rule, regulation or interpretation or position of the SEC or the staff thereof, including Rule 14e-1(b) promulgated under the Exchange Act or NASDAQ, but in either case, the Purchaser is not required to extend the Offer beyond the End Date.

Effect of the Merger; Directors and Officers; Certificate of Incorporation and Bylaws

The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL (including Section 251(h) of the DGCL), at the Effective Time, Sagent and Parent shall consummate the Merger, whereby Purchaser will merge with and into Sagent. As a result of the Merger, the separate corporate existence of Purchaser will cease, and Sagent will continue its corporate existence under the DGCL as the Surviving Corporation in the Merger. The Merger will be governed and effected by Section 251(h) of the DGCL and shall be effected as soon as practicable following the consummation of the Offer without a meeting or vote of the stockholders of Sagent, in accordance with Section 251(h) of the DGCL, subject to the satisfaction or waiver of the conditions set forth in Merger Agreement.

The directors of the Purchaser immediately prior to the Effective Time will be the directors of the Surviving Corporation until the earlier of their death, resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be. The officers of Sagent immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal or until their respective successors are duly appointed and qualified, as the case may be.

The Merger Agreement provides that the certificate of incorporation and bylaws of Sagent will be amended as of the Effective Time to be in the form of the certificate of incorporation and bylaws of the Purchaser as of the date of the Merger Agreement (except that references to the name of the Purchaser will be replaced by the name “Sagent Pharmaceuticals, Inc.”), and shall include provisions for limitations of liabilities of directors and officers, indemnification, advancement of expenses and exculpation no less favorable than as set forth in Sagent’s certificate of incorporation and bylaws in effect on the date of the Merger Agreement.

As promptly as practicable on the day that the Offer is commenced, Sagent is required to file with the SEC and disseminate to holders of Shares the Schedule 14D-9 that will reflect the Company Board Recommendation with respect to the Transactions.

Merger Consideration

Pursuant to the Merger Agreement, as a result of the Merger, each issued and outstanding Share (other than Shares (i) owned by Sagent, Parent or Purchaser or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive the Merger Consideration. As of the Effective Time, all such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with the Merger Agreement.

Treatment of Company Options and Other Equity-Based Awards

Sagent Options. Pursuant to the Merger Agreement, Sagent Board or a committee thereof will take all actions necessary to cause each Sagent stock option (i) to be fully vested and exercisable by the holder immediately prior and contingent upon the consummation of the Merger and (ii) may be exercisable by the holder, as of immediately prior to and contingent upon the consummation of the Merger, on a net-settlement basis, subject to delivery by the holder of written notice of exercise no later than five Business Days prior to the consummation of the Merger, and that if such holder fails to so exercise its Sagent stock options, such Sagent stock options that are unexercised will automatically be canceled, and holders will be entitled to receive an amount equal to the product of (A) the number of shares subject to the holder’s stock options and (B) the excess, if any, of (y) the Merger Consideration minus (z) the applicable exercise price; provided that any Sagent stock option that has an exercise price that is equal to or exceeds the Merger Consideration will terminate and be canceled for no consideration.

RSUs. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each RSU that is outstanding will be converted into a vested right to receive cash in an amount equal to the Merger Consideration, provided that holders of those RSUs granted pursuant to Sagent’s Producers Retention Plan (as described in the Disclosure Schedules to the Merger Agreement) will receive cash in an amount equal to the Merger Consideration if such holders remain employed on July 7, 2017 and/or July 7, 2018.

Sagent Restricted Shares. Pursuant to the Merger Agreement, immediately prior to the Effective Time, each Sagent restricted share that is outstanding will be converted into a vested right to receive cash in an amount equal to the Merger Consideration.

Procedures for Payment of Merger Consideration

Parent has engaged American Stock Transfer & Trust Company, LLC to act as paying agent (the “Paying Agent”) in connection with the Merger and Parent will deposit, or will cause to be deposited, with the Paying Agent, at or prior to the Effective Time, cash necessary to pay for the Shares converted into the right to receive the Merger Consideration pursuant to the Merger Agreement (such Merger Consideration being hereinafter referred to as the “Payment Fund”). As soon as reasonably practicable after the Effective Time (but in no event later than three Business Days after the Effective Time), the Surviving Corporation will cause the Paying Agent to mail to each holder of record of Shares which were converted into the right to receive the Merger Consideration pursuant to the terms of the Merger Agreement (i) a letter of transmittal (which, in the case of Shares represented by certificates (“Certificates”), will specify that delivery will be effected and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Paying Agent and (ii) instructions for effecting the surrender of the Certificates or Shares not represented by Certificates (“Book-Entry Shares”) in exchange for the Merger Consideration, in each case, in a form customary and reasonably agreed upon by Sagent and Parent. Upon surrender of a Certificate to the Paying Agent for cancelation or, in the case of Book-Entry Shares, receipt of an “Agent’s Message” by the Paying Agent, together with such letter of transmittal, duly completed and executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares will be entitled to receive in exchange therefor the Merger Consideration (without interest and subject to applicable withholding taxes) and the Certificate so surrendered will forthwith be canceled. Until surrendered as contemplated by the Merger Agreement, each Certificate and Book-Entry Share will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration. No interest will be paid or accrued on the Merger Consideration payable upon the surrender or transfer of any Certificate or receipt of an “agent’s message” by the Paying Agent for any Book-Entry Share.

Parent, the Surviving Corporation, Purchaser and the Paying Agent, as the case may be, are entitled under the Merger Agreement to deduct and withhold from any amounts otherwise payable pursuant to the Merger Agreement, including in connection with both the Offer and the Merger, such amounts that Parent, the Surviving Corporation, Purchaser or the Paying Agent is required to deduct and withhold with respect to the making of such payment under applicable tax law. To the extent that amounts are so withheld and timely paid over to the appropriate governmental entity by Parent, the Surviving Corporation, Purchaser, or the Paying Agent, such amounts shall be treated for all purposes of the Merger Agreement as having been paid to the applicable stockholder in respect of which such deduction and withholding was made.

Transfers of Ownership and Lost Stock Certificates

If payment of the Merger Consideration is to be made to a person other than the person in whose name any surrendered Certificate or Book-Entry Share in exchange therefor is registered, the person requesting such exchange must have presented proper evidence of transfer and the person requesting such payment must have paid any transfer or similar taxes required by reason of the payment of the Merger Consideration in the name of a person other than the registered holder of the Certificate or Book-Entry Share surrendered.

In the event that any Certificates have been lost, stolen or destroyed, the Paying Agent will issue the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder claiming such Certificate to be lost, stolen or destroyed and, if required by Surviving Corporation, the posting of a bond in such sum as Parent may direct as indemnity against any claim that may be made against Parent, the Purchaser, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by Sagent to Parent. Specifically, the representations and warranties of Sagent in the Merger Agreement (many of which are qualified by concepts of knowledge, materiality and/or dollar thresholds and are further modified and limited by confidential disclosure schedules which were delivered by Sagent to Parent) relate to the following subject matters, among other things:

•	organization, standing and corporate power;

•	capitalization;

•	due authorization of the transactions contemplated by the Merger Agreement and non-contravention of laws and certain material contracts;

•	required governmental approvals and consents;

•	SEC filings, financial statements and undisclosed liabilities;

•	absence of certain changes since January 1, 2016 until July 10, 2016;

•	legal proceedings;

•	compliance with laws and permits;

•	regulatory matters;

•	tax matters;

•	employee benefit matters;

•	labor;

•	environmental matters;

•	intellectual property;

•	real property;

•	contracts;

•	takeover statutes;

•	opinion of financial advisor;

•	brokers and other advisors;

•	no company stockholder approval;

•	insurance;

•	certain business practices;

•	title to assets; and

•	no other representations or warranties.

The Merger Agreement also contains customary representations and warranties made by Parent and Purchaser to Sagent. Specifically, the representations and warranties of Parent and Purchaser in the Merger Agreement (many of which are qualified by concepts of knowledge and/or materiality) relate to the following subject matters, among other things:

•	organization, standing and corporate power;

•	due authorization of the transactions contemplated by the Merger Agreement;

•	non-contravention of laws, charter document and contracts;

•	required governmental approvals and consents;

•	brokers and other advisors;

•	ownership and operations of Purchaser;

•	sufficiency of funds;

•	share ownership;

•	legal proceedings; and

•	non-reliance on company estimates, projections, forecasts, forward looking statements and business plans.

The representations and warranties in the Merger Agreement will not survive the Effective Time.

Material Adverse Effect

Several of the representations, warranties, covenants, closing conditions and termination provisions contained in the Merger Agreement refer to the concept of a “Company Material Adverse Effect” or “Parent Material Adverse Effect.”

For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any circumstance, development, change, event, occurrence or effect that (a) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, properties, results of operations or financial condition of Sagent and its subsidiaries taken as a whole, provided that no circumstance, development, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following constitutes or be taken into account in determining whether a Company Material Adverse Effect has occurred:

•	any circumstance, development, change, event, occurrence or effect in any of the industries or markets in which Sagent or its subsidiaries operates;

•	any enactment of, change in or change in interpretation of, any law or U.S. GAAP or governmental policy;

•	general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which Sagent or any of its subsidiaries conducts business;

•	any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war;

•	the announcement, pendency of or performance of the Transactions, including by reason of the identity of Parent or any communication by Parent regarding the plans or intentions of Parent with respect to the conduct of the business of Sagent or any of its subsidiaries and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators;

•	any action taken by Sagent or any of its subsidiaries that is required by the terms of the Merger Agreement or taken with the express consent or at the direction of Parent or Purchaser (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 5.1 (Conduct of Business) of the Merger Agreement);

•	any change in the market price, or change in trading volume, of the capital stock of Sagent (it being understood that the facts or occurrences giving rise or contributing to such change shall be taken into account in determining whether there has been a Company Material Adverse Effect, if not otherwise falling within any of the exceptions set forth in this proviso);

•	any failure by Sagent or its subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings with respect to Sagent or any of its subsidiaries (it being understood that the underlying facts or occurrences giving rise to such failure shall be taken into account in determining whether there has been a Company Material Adverse Effect if not otherwise falling within any of the exceptions set forth in this proviso); and

•	any pending, initiated or threatened stockholder litigation against Sagent or any of its directors or officers relating to the Merger Agreement or the Transactions (the “Transaction Litigation”),

in each of the first bullet point through the fifth bullet point above, to the extent that such circumstance, development, change, event, occurrence or effect does not affect Sagent and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the business and industries in which Sagent and its subsidiaries operate; or (b) would, individually or in the aggregate, reasonably be expected to prevent or materially impede, interfere with or delay the consummation by Sagent of the Transactions.

The Merger Agreement also provides that a “Parent Material Adverse Effect” means any circumstance, development, change, event, occurrence or effect that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on the ability of Parent or Purchaser to consummate, or that would reasonably be expected to prevent or materially impede, interfere with or delay the consummation by Parent or Purchaser of the Transactions.

Necessary Efforts

The Merger Agreement requires each of Sagent, Parent and Purchaser to use their reasonable best efforts to (i) cause the Transactions to be consummated as soon as practicable, (ii) make promptly any required submissions and filings under applicable antitrust laws or to governmental authorities with respect to the Transactions, (iii) promptly furnish information required in connection with such submissions and filing to such governmental authorities or under such antitrust laws, (iv) keep the other parties reasonably informed with respect to the status of any such submissions and filings to such governmental authorities or under antitrust laws and (v) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any governmental authority necessary to consummate the Transactions as soon as practicable.

The Merger Agreement also requires that the parties make an appropriate filing pursuant to the HSR Act with respect to the Transactions as soon as practicable following the date of the Merger Agreement and in any event within 10 Business Days. The parties filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on Friday 22, July, 2016. The waiting period applicable to the purchase of shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on Monday, August 8, 2016.

In furtherance and not in limitation of the foregoing, the Merger Agreement requires Parent and Purchaser to take promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents and approvals and waivers under applicable laws that may be required by any governmental authority, so as to enable the parties to close the Transactions as soon as practicable (and in any event no later than three Business Days prior to the End Date).

Conduct of Business

The Merger Agreement provides that during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, under conditions set forth in the Merger Agreement, Sagent shall, and shall cause each of its subsidiaries to, and shall exercise its voting rights over Sagent Agila, LLC (the “JV”) in furtherance of causing the JV to, except as otherwise permitted by the Merger Agreement, required by applicable laws, as consented to by Parent, or as described in the Company Disclosure Schedule, use commercially reasonable efforts to conduct its business in all material respects in the ordinary course and use commercially reasonable efforts to preserve intact in all material respects its present lines of business, preserve intact in all material respects its current business organizations, keep available the services of its current key officers and employees, maintain in effect all material licenses and permits, rights and franchises, preserve satisfactory relationships with governmental authorities and those engaged in material business relationships with Sagent.

In addition, pursuant to the Merger Agreement, during the period from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, Sagent and each of its subsidiaries are not permitted to:

•	issue, sell or grant any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of their capital stock, or any rights, warrants or options to purchase any shares of their capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of their capital stock, except (i) the issuance of shares of Sagent’s common stock upon settlement of RSUs outstanding as of the date of the Merger Agreement, (ii) the issuance of shares of Sagent’s common stock upon exercise of Sagent stock options outstanding as of the date of the Merger Agreement and (iii) transactions solely among Sagent and its wholly-owned subsidiaries or solely among Sagent’s wholly-owned subsidiaries;

•	redeem, purchase or otherwise acquire any of their outstanding shares of capital stock, or any rights, warrants or options to acquire any shares of its capital stock, except in connection with withholding to satisfy tax obligations with respect to RSUs, Sagent restricted shares or Sagent stock options, acquisitions in connection with the forfeiture of equity awards, or acquisitions in connection with the settlement of RSUs, vesting of Sagent restricted shares or the exercise of Sagent stock options;

•	declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, other than dividends paid or distributions made by any wholly-owned subsidiary of Sagent to Sagent or another wholly-owned subsidiary of Sagent;

•	incur any Indebtedness (as defined in the Merger Agreement) in an outstanding principal amount in excess of $30 million in the aggregate in any calendar year, except for Indebtedness (i) incurred to amend, restate, supplement, modify, replace, renew, extend, refinance or refund any existing Indebtedness which does not increase the principal balance thereof plus unused commitments, (ii) for borrowed money incurred pursuant to (and up to the maximum amount permitted under) any Company Material Contract (as defined in the Merger Agreement) related to Indebtedness as in effect as of the date of the Merger Agreement, (iii) incurred in the ordinary course of business consistent with past practice or (iv) among Sagent and any of its wholly-owned subsidiaries or among any of such wholly-owned subsidiaries;

•	(i) other than (a) in the ordinary course of business, (b) pursuant to the express terms of a Company Material Contract in effect as of the date of the Merger Agreement, (c) dispositions of inventory, equipment or other assets that are no longer used or useful in the conduct of the business of Sagent or any of its subsidiaries, or (d) transfers among Sagent and any of its subsidiaries, sell, transfer, lease, sublease, license, assign, abandon or otherwise dispose of or impair or restrict the use of (including, by merger, consolidation or sale of capital stock, other equity interests or assets) any entity, business, real or personal properties, assets or rights of Sagent or any of its subsidiaries (including capital stock or other equity interests of any subsidiary of Sagent) that have a current value in excess of $5 million individually or $10 million in the aggregate or any intellectual property of Sagent that is material to Sagent and its subsidiaries taken as a whole, or (ii) grant any lien (other than any lien permitted by the terms of the Merger Agreement) on any of its material assets;

•	authorize or make capital expenditures, except for capital expenditures (i) in the ordinary course of business, (ii) as contemplated by Sagent’s current long term plan that was made available to Parent prior to the date of the Merger Agreement, (iii) as required by existing contracts, or (iv) other capital expenditures in an amount not exceeding $5 million individually or $10 million in the aggregate;

•	acquire (including by merger, consolidation, recapitalization, joint venture, equity purchase or otherwise) any corporation, partnership, limited liability company, other business organization or division thereof, or a material portion of the assets of any other person, other than any such acquisition for consideration not exceeding $5 million individually or $15 million in the aggregate;

•	grant any increase in the salaries, bonuses, or other benefits payable by Sagent or any of its subsidiaries to any of their directors, officers, or current or former employees or service providers (provided that payments of cash bonuses and other cash awards made in the ordinary course of business consistent with past practice shall not constitute an increase under this provision), other than (i) as required by applicable law or the terms of Sagent employee benefit plans, (ii) as required by the terms of any plans, programs, or agreements existing on the date of the Merger Agreement, or (iii) other ordinary increases not inconsistent with the past practices of Sagent or such subsidiary;

•	accelerate the vesting or payment of any compensation to any of its current or former employees or service providers;

•	hire or promote any employee except in the ordinary course of business;

•	adopt, amend or terminate any Sagent Plan except as required by law or for immaterial or ministerial amendments;

•	make any material change to its methods of accounting, except as required by U.S. GAAP (or any interpretation thereof), Regulation S-X of the Exchange Act, as required by a governmental authority or quasi-governmental authority (including the Financial Accounting Standards Board or any similar organization) or as required by applicable law;

•	amend the organizational documents of Sagent or any of its subsidiaries (except for immaterial or ministerial amendments);

•	adopt a plan or agreement of complete or partial liquidation or dissolution;

•	enter into any contract that would be a Company Material Contract if entered into prior to the date of the Merger Agreement, or modify or amend in any material respect, or terminate or waive any material right under, any Company Material Contract, in each case, except in the ordinary course of business, or grant any release or relinquishment of any material right under any Company Material Contract (or other contract that would be a Company Material Contract if entered into prior to the date of the Merger Agreement);

•

release, assign, settle or compromise any material claim against Sagent or any of its subsidiaries (excluding any Transaction Litigation, as defined in the Merger Agreement), other than waivers, releases, assignments, settlements or compromises that, (i) with respect to the payment of monetary damages, involve only the payment of monetary damages (A) equal to or less than the amounts specifically reserved with respect thereto on the consolidated financial statements of Sagent included in the documents filed with or furnished to the SEC since January 1, 2014 (including the notes thereto) or (B) that do not exceed $5 million individually or $10 million in the aggregate and (ii) with respect to any non-monetary terms and conditions therein, that do not impose any material restrictions on the business or operations of Sagent and its subsidiaries, taken as a whole, or impose any other material injunctive or equitable relief;

•	enter into any new line of business;

•	make or change any material tax election, change any material method of tax accounting, amend any material tax return or settle or compromise any material tax liability, in each case, except as required by applicable law or otherwise in the ordinary course of business;

•	reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, or any rights, warrants or options to acquire any shares of its capital stock, or make any other change with respect to its capital structure;

•	permit any material insurance policy to terminate or lapse without replacing such policy with substantially comparable coverage;

•	make any loans or advances to any other person, other than to Sagent or any of its wholly-owned subsidiaries or advancement of expenses to employees in the ordinary course of business; or

•	authorize or commit or agree to take any of the foregoing actions.

Non-Solicitation of Takeover Proposals

Pursuant to the Merger Agreement, Sagent, its subsidiaries, and their respective directors and officers are not permitted to, and Sagent is required to use its reasonable best efforts to cause its other representatives not to, directly or indirectly, (i) solicit, initiate or knowingly facilitate or encourage any Takeover Proposal (as defined below), (ii) execute or enter into any letter of intent, acquisition agreement or similar agreement with respect to a Takeover Proposal or with respect to any proposal or offer that could reasonably be expected to lead to a Takeover Proposal (a “Company Acquisition Agreement”), or (iii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating a Takeover Proposal or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal.

In addition, the Merger Agreement also provides that Sagent will, and will cause its subsidiaries and their respective directors and officers to, and will use its reasonable best efforts to cause its other representatives to (i) immediately cease all negotiations with any person or its representatives regarding any Takeover Proposal, (ii) immediately terminate access by any such person or its representative to any online data room maintained by or behalf of Sagent and (iii) promptly request that any such person and its representatives promptly return or destroy all confidential information concerning Sagent and its subsidiaries previously furnished to them. In response to an unsolicited bona fide written Takeover Proposal made after the date of the Merger Agreement that did not result from any breach of these obligations under Section 5.3 (No Solicitation; Change in Recommendation) of the Merger Agreement, Sagent, the Sagent Board and Sagent’s representatives are permitted to (i) furnish, pursuant to an Acceptable Confidentiality Agreement (as defined below), information with respect to Sagent and its subsidiaries to the person who has made the Takeover Proposal, so long as Sagent also promptly (and in any event within 24 hours) provides Parent with any non-public information concerning Sagent or its subsidiaries that is provided to any person given such access which was not previously provided to Parent, and (ii) participate in discussions or negotiations regarding such Takeover Proposal, provided that Sagent may only take the actions described in (i) or (ii) if the Sagent Board determines, in good faith, after consultation with financial advisors and outside counsel, that such Takeover Proposal is or could reasonably be expected to lead to or constitute a Superior Proposal.

Pursuant to the Merger Agreement, Sagent must notify Parent promptly (and in any event within 24 hours) in writing of the receipt of any inquiries, proposals or offers with respect to a Takeover Proposal by Sagent or any of its subsidiaries or representatives and provide Parent with a copy of any written Takeover Proposal received (including any written agreements, arrangements, understandings, forms of agreements supplied to third parties, and any other material documents with respect to the Takeover Proposal) and a written statement with respect to any non-written Takeover Proposal or inquiry received, which must include the identity of the parties making the Takeover Proposal or inquiry and the material terms of such Takeover Proposal or inquiry.

The Merger Agreement defines a “Takeover Proposal” as any proposal or offer from any person (other than Parent, Purchaser or any of their affiliates) to purchase or otherwise acquire, directly or indirectly, in a single transaction or series of related transactions, (a) assets of Sagent and its subsidiaries (including securities of subsidiaries, but excluding sales of assets in the ordinary course of business) that account for 20% or more of Sagent’s consolidated assets or from which 20% or more of Sagent’s revenues or earnings on a consolidated basis are derived, or (b) 20% or more of the outstanding Shares pursuant to a merger, consolidation or other business combination, sale or issuance of shares of capital stock, tender offer, share exchange, recapitalization or similar transaction involving Sagent, in each case other than the Merger.

The Merger Agreement defines a “Superior Proposal” as any unsolicited written Takeover Proposal on terms which the Sagent Board (or a duly authorized committee thereof) determines in good faith, after consultation with Sagent’s outside legal counsel and independent financial advisors, to be more favorable to the stockholders of Sagent from a financial point of view than the Transactions (taking into account any modifications to the terms thereof as may be proposed by Parent), taking into account, to the extent applicable, the identity of the person making such proposal and the legal, financial, regulatory and other aspects of such Takeover Proposal and the Transactions that the Sagent Board determines to be relevant, provided that, for purposes of the definition of Superior Proposal, the references to “20%” in the definition of Takeover Proposal shall be deemed to be references to “50%.”

The Merger Agreement defines an “Acceptable Confidentiality Agreement” as a confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to Sagent than those contained in the Confidentiality Agreement, dated April 30, 2016, by and between Parent and Sagent, provided that an Acceptable Confidentiality Agreement may permit the submission of Takeover Proposals to Sagent Board on a private and confidential basis but which will permit Sagent to comply fully with its obligations under the Merger Agreement.

Company Board Recommendation

Except as otherwise provided in the Merger Agreement (including the provisions described below), neither the Sagent Board nor any committee thereof may, pursuant to the Merger Agreement:

•	withdraw, change, qualify, withhold or modify, or publicly propose to withdraw, change, qualify, withhold or modify, in a manner adverse to Parent, the resolutions of the Sagent Board recommending that Sagent’s stockholders accept the Offer and tender their Shares into the Offer (the “Company Board Recommendation”);

•	adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Takeover Proposal;

•	fail to include the Company Board Recommendation in the Schedule 14D-9; or

•	in the event a tender offer that constitutes a Takeover Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Takeover Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within 10 Business Days (any action described above being referred to herein as a “Company Adverse Recommendation Change”).

Further, except as otherwise provided in the Merger Agreement (including the provisions described below), neither the Sagent Board nor any committee thereof may cause or permit Sagent or any of its affiliates to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment (other than an Acceptable Confidentiality Agreement referred to in “Non-Solicitation Proposals” above) providing for any Takeover Proposal.

Notwithstanding anything to the contrary in the Merger Agreement, if Sagent has received a bona fide written Takeover Proposal (which Takeover Proposal did not arise out of a breach of Sagent’s non-solicitation covenant) that has not been withdrawn and the Sagent Board or its committee determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Takeover Proposal constitutes a Superior Proposal, the Sagent Board or its committee may make a Company Adverse Recommendation Change and/or terminate the Merger Agreement to accept such Takeover Proposal, if and only if the Sagent Board or its committee determines in good faith, after consultation with its outside legal counsel, that the failure to make a Company Adverse Recommendation Change in response to the receipt of such Superior Proposal would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and:

(i)	Sagent provides Parent prior written notice of its intent to take such action and terminate the Merger Agreement at least five Business Days prior to taking such action (a “Notice of Intended Recommendation Change”) (it being understood that such Notice of Intended Recommendation Change shall not in itself be deemed a Company Adverse Recommendation Change and that any change in price or material revision or amendment to the terms of a Superior Proposal, if applicable, shall require a new notice except that, in the case of such a new notice, all references to five Business Days in this provision shall be deemed to refer to three Business Days);

(ii)	during such five Business Day period following Parent’s receipt of the Notice of Intended Recommendation Change, Sagent negotiates (and causes its financial and legal advisors and other representatives to negotiate) in good faith with Parent (if Parent has requested that they negotiate) to make such adjustments in the terms and conditions of the Merger Agreement that Parent proposes to make; and

(iii)	at the end of such five Business Day period and taking into account any modifications to the terms of the Merger Agreement proposed by Parent to Sagent in a written, binding and irrevocable offer, the Sagent Board determines in good faith (after consultation with outside legal counsel) that the failure to make such a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law, and that such Takeover Proposal still constitutes a Superior Proposal.

Nothing in the Merger Agreement prohibits Sagent or the Sagent Board or its committee from (i) taking and disclosing to Sagent’s stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 under the Exchange Act, (ii) making any disclosure to Sagent’s stockholders if the Sagent Board or its committee determines, in good faith, after consultation with its outside legal counsel, that the failure to make such disclosure would be reasonably likely to be inconsistent with applicable law, (iii) informing any person of the existence of the terms of Sagent’s non-solicitation covenant or (iv) making any “stop, look and listen” communication to Sagent’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communication to Sagent’s stockholders).

Intervening Event

The Merger Agreement provides that, other than in connection with a Takeover Proposal, the Sagent Board or its committee may make a Company Adverse Recommendation Change in response to a Company Intervening Event (as defined below), if and only if:

•	the Sagent Board or its committee determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•	Sagent then provides written notice to Parent (a “Notice of Intended Intervening Event”) that Sagent intends to take such action and describing the Company Intervening Event that is the basis for such action in reasonable detail (it being understood that such Notice of Intended Intervening Event shall not in itself be deemed a Company Adverse Recommendation Change);

•	during the five Business Day period following Parent’s receipt of the Notice of Intended Intervening Event, Sagent negotiates (and causes its financial and legal advisors and other representatives to negotiate) with Parent (if Parent has requested that they negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so that such Company Intervening Event would no longer necessitate a Company Adverse Recommendation Change; and

•	following the end of such five Business Day period, the Sagent Board determines in good faith, taking into account any changes to the terms of the Merger Agreement proposed by Parent to Sagent in a written, binding and irrevocable offer in response to the Notice of Intended Intervening Event, that the failure to effect a Company Adverse Recommendation Change in response to such Company Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

The Merger Agreement defines a “Company Intervening Event ” as a material event, development or change in circumstances with respect to Sagent occurring, arising or coming to the attention of the Sagent Board after the date of the Merger Agreement, and which was not known, and could not reasonably be expected to have been known or foreseen, to or by the Sagent Board as of the date of the Merger Agreement and was not known by the individuals listed on the applicable section of the Disclosure Schedules or reasonably foreseeable by such individuals as of the date of the Merger Agreement, provided, however, that in no event shall (i) the receipt, existence or terms of a Takeover Proposal, (ii) any events, developments or change in circumstances of Parent, (iii) clearance of the Merger under the HSR Act or (iv) any matter relating to the foregoing or consequence of the foregoing, constitute a Company Intervening Event.

Employee Benefit Matters

Pursuant to the terms of the Merger Agreement, for a period lasting until December 31, 2017, Parent is required to provide, and to cause to be provided, to each employee of Sagent and its subsidiaries who continues to be employed by Parent or any of its subsidiaries (each a “Company Employee”) annual base salary or base wages and target annual cash bonus opportunities that are no less favorable in the aggregate than the annual base salary or base wages and target annual cash bonus opportunities provided to them immediately prior to the Effective Time, and employee benefits (other than under equity plans and arrangements) that are no less favorable in the aggregate to the level of employee benefits (other than under equity plans and arrangements) provided to them immediately prior to the Effective Time. Parent is also required to provide (or cause the Surviving Corporation to provide) no less favorable severance compensation and/or benefits to each Company Employee whose employment is terminated prior to December 31, 2017, under circumstances that would have entitled such Company Employee to severance benefits under any severance plan, policy or agreement of Sagent applicable to such Company Employee immediately prior to the Effective Time.

Parent shall recognize service rendered by each Company Employee to Sagent prior to the Effective Time for purposes of vesting, eligibility to participate and level of benefits under the employee benefits plans of Parent or the Surviving Corporation to the same extent such service was recognized under a similar Sagent employee benefit plan (but not to the extent that such crediting would result in a duplication of benefits for the same period of service). Parent shall also cause each continuing employee to be immediately eligible to participate, without any waiting time, in any Parent employee benefit plans to the extent coverage under such Parent employee benefit plan replaces coverage under a comparable Sagent employee benefit plan in which such Company Employee participated immediately before the Effective Time. In addition, with respect to any Parent medical, dental, pharmaceutical and/or vision benefit plan in which any Company Employee is eligible to participate after the Effective Time, Parent shall use commercially reasonable efforts to (i) cause all pre-existing condition exclusions and actively-at-work requirements to be waived to the extent that such limitations were inapplicable to, or had been satisfied, under the corresponding Sagent benefit plan and (ii) provide credit for any eligible expenses incurred prior to the Effective Time toward deductible, coinsurance and maximum out-of-pocket requirements under Parent plans.

As of the Effective Time, Sagent is required to take all necessary actions to provide for full vesting of all amounts credited to the account of each Company Employee under Sagent’s 401(k) plan.

Parent is required to cause the Surviving Corporation and its subsidiaries to honor all obligations under the Sagent employee benefit plans existing and applicable to such entity as of immediately before the Effective Time in accordance with their terms as in effect immediately before the Effective Time and the Transactions shall be deemed to constitute a “change in control”, “change of control”, “corporate transaction” or other similar words to such effect under such Sagent employee benefit plans.

To the extent that the Effective Time occurs (i) in 2016 or (ii) following the end of the 2016 performance period with respect to the Sagent Annual Incentive Plan or any other applicable annual bonus plan, but, in each case, prior to payment of the bonuses for such 2016 performance period, Parent is required under the Merger Agreement to cause the Surviving Corporation to pay to each Company Employee the greater of (x) the Company Employee’s target bonus for such 2016 performance period and (y) the bonus to which the Company Employee would be entitled for such 2016 performance period based on actual performance (each, a “2016 Bonus”). Payment of any such 2016 Bonus will be contingent on the applicable Company Employee’s continued employment through the end of the performance period, provided that in the event that a Company Employee’s employment is terminated without Cause or if such Company Employee resigns with Good Reason prior to the end of such performance period, such Company Employee will be entitled to a pro rata 2016 Bonus, calculated on the basis of the number of days such Company Employee was employed during 2016, divided by 365. In addition, in the event that the Effective Time occurs in 2017, at the Effective Time, Parent is required to cause the Surviving Corporation to pay to each Company Employee a pro-rata portion of any bonus that such Company Employee would have been entitled to receive under the Annual Incentive Plan and any other applicable annual bonus plan for the 2017 performance period based on the Company Employee’s target bonus for such 2017 performance period.

For purposes of the Merger Agreement, “Cause” and “Good Reason” shall have the meanings set forth in any employment agreement or other agreement providing the relevant Company Employee with termination entitlements or severance, and, if no such agreement exists, (A) “Cause” shall be defined as (i) the willful and continued failure by a Company Employee to substantially perform his or her duties with Sagent that has not been cured within 30 days after written demand for substantial performance is delivered by Sagent, which demand specifically identifies the manner in which the Company Employee has not substantially performed (other than any such failure resulting from the Company Employee’s incapacity due to physical or mental illness); (ii) the willful engaging by a Company Employee in conduct which is demonstrably and materially injurious to Sagent, monetarily or otherwise; or (iii) the engaging by a Company Employee in egregious misconduct involving serious moral turpitude and (B) “Good Reason” shall be defined as the occurrence of any of the following without the affected Company Employee’s written consent: (i) a reduction by Sagent in the Company Employee’s annual salary or, if applicable, bonus opportunity; or (ii) the relocation of the Company Employee’s principal place of employment to a location more than 50 miles from the Company Employee’s principal place of employment or Sagent’s requiring the Company Employee to be based anywhere other than such principal place of employment (or permitted relocation thereof) except for required travel on Sagent’s business to an extent substantially consistent with the Company Employee’s business travel obligations.

Indemnification and Insurance

Pursuant to the Merger Agreement, for a period of six years from the Effective Time, Parent will cause the Surviving Corporation to indemnify, defend and hold harmless all past and present directors and officers of

Sagent and any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Sagent or any of its subsidiaries (the “Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs and expenses in connection with any actual or threatened claim, suit, action, audit, review, hearing, proceeding or investigation, whenever asserted, arising out of, relating to or in connection with any acts or omissions relating to their position with Sagent or its subsidiaries occurring or alleged to have occurred before or at the Effective Time. Parent also agreed to cause the indemnification agreements in existence on the date of the Merger Agreement with any of the Indemnities to continue in full force and effect in accordance with their terms following the Effective Time to the extent permitted by applicable law.

Pursuant to the Merger Agreement, for six years from the Effective Time, Parent must cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions for limitation of liabilities of directors and officers, indemnification, advancement of expenses and exculpation of the Indemnitees no less favorable to the Indemnitees than as set forth in such documents in effect on the date of the Merger Agreement.

The Merger Agreement further provides that, for a period of six years from the Effective Time, Parent must cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement maintained by Sagent and its subsidiaries with respect to matters arising on or before the Effective Time either through Sagent’s existing insurance provider or another provider reasonably selected by Parent. In no event will Parent be required to spend an annual premium amount greater than 300% of the annual premium currently paid by Sagent to obtain such insurance, but in such case Parent will be required to purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, Sagent may choose to purchase a six-year tail policy that provides coverage not materially less favorable to the insured persons than the coverage described in the preceding sentence.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to consummate the Merger are subject to the satisfaction or written waiver of certain conditions. The following are conditions to the respective obligations of each party to consummate the Merger:

•	no legal restraint shall have been enacted, promulgated, issued, entered or enforced by any governmental authority which enjoins, restrains, prevents or prohibits consummation of the Merger or makes the consummation of the Merger illegal, and

•	all of the Shares validly tendered and not properly withdrawn pursuant to the Offer are accepted for payment and paid for by Purchaser or Parent.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the first acceptance of validly tendered and not properly withdrawn Shares for payment pursuant to the Offer (the “Offer Acceptance Time”) (i) by mutual written consent of Sagent and Parent, or (ii) by either Sagent or Parent (a) if the Offer Acceptance Time has not occurred on or before the End Date, provided however that the right to so terminate the Merger Agreement is not available to any party whose breach of any covenant or agreement set forth in the Merger Agreement has been the principal cause of the failure of the Offer Acceptance Time to have occurred on or before the End Date, or (b) if any legal restraint having the effect of enjoining, restraining, preventing or prohibiting consummation of the Offer or the Merger or making the consummation of the Offer or the Merger illegal has not been reversed, stayed, enjoined, set aside, annulled or suspended and be in full force and effect and, in the case of any ruling, injunction or order of any governmental authority, has become final and non-appealable.

The Merger Agreement may be terminated by Parent (i) if there is a breach of any representation or warranty of Sagent contained in the Merger Agreement or Sagent has failed to perform any of its covenants in the Merger Agreement, in each case, in a manner that would cause a failure of certain Offer Conditions to be satisfied, and such breach is not capable of cure or is not cured upon the earlier of the End Date and the expiration of a 30-day cure period, or (ii) if the Sagent Board or its committee has effected a Company Adverse Recommendation Change.

The Merger Agreement may be terminated by Sagent (i) if there is a breach of any representation or warranty of Parent or Purchaser contained in the Merger Agreement or Parent or Purchaser has failed to perform any of their covenants in the Merger Agreement, in each case, in a manner that has had or would reasonably be expected to have a Parent Material Adverse Effect (see “Section 11 — “The Merger Agreement; Other Agreements — Material Adverse Effect ”), and such breach is not capable of cure or is not cured upon the earlier of the End Date and the expiration of a 30-day cure period, or (ii) if the Sagent Board has effected a Company Adverse Recommendation Change with respect to a Superior Proposal in accordance with the Merger Agreement and has approved, and substantially concurrently with the termination of the Merger Agreement, Sagent enters into, a Company Acquisition Agreement with respect to such Superior Proposal (see “Section 11 — “The Merger Agreement; Other Agreements — Non Solicitation”) and pays (or causes the payment of) the Company Termination Fee (as defined below) in accordance with the Merger Agreement.

Effect of Termination

In the event of termination of the Merger Agreement by either Sagent or Parent, the Merger Agreement will become null and void and have no effect, without any liability on the part of Parent or Purchaser, on the one hand, or Sagent, on the other hand (except for liabilities or damages arising out of any willful and material breach by a party of any representation or warranty set forth in the Merger Agreement or any material failure to perform any covenant set forth in the Merger Agreement, that occurred prior to the termination and that gave rise to the failure of a condition to consummate the Merger), other than Section 1.1(g) (The Offer), Section 3.24 (No Other Representations or Warranties), Section 4.9 (Non-Reliance on Company Estimates, Projections, Forecasts, Forward Looking Statements and Business Plans), Section 7.2 (Effect of Termination), Section 7.3 (Company Termination Fee) and Article VIII (Miscellaneous) of the Merger Agreement, which provisions will survive such termination.

Company Termination Fee

Pursuant to the Merger Agreement, Sagent is required to pay to Parent a fee of $24,300,000 (the “Company Termination Fee”) if:

•	Sagent terminates the Merger Agreement in connection with a Superior Proposal (as described in Section 11 — “The Merger Agreement; Other Agreements — Non-Solicitation of Takeover Proposals”) and, substantially concurrently with the termination of the Merger Agreement, Sagent enters into a Company Acquisition Agreement with respect to such Superior Proposal;

•	Parent terminates the Merger Agreement in connection with a Company Adverse Recommendation Change (as described in Section 11 — “The Merger Agreement; Other Agreements — Company Board Recommendation”); or

•

(i) the Merger Agreement is terminated by either Parent or Sagent in connection with the Acceptance Time not occurring by the End Date or by Parent in connection with a failure by Sagent to perform its covenants in a manner that would cause a failure of certain Offer Conditions to be satisfied (each described in Section 11 — “The Merger Agreement; Other Agreements — Termination of the Merger Agreement”), (ii) after the date of the Merger Agreement, a Takeover Proposal is publicly proposed or announced and not withdrawn prior to the date of termination or, in the case of termination due to Sagent’s failure to perform its covenants, prior to the date of Sagent’s covenant breach that forms the basis of Parent’s termination and (iii) within 12 months after such termination, Sagent enters into a

Company Acquisition Agreement which is subsequently consummated or consummates a Takeover Proposal (for purposes of this clause (iii), the term “Takeover Proposal” has the meaning set forth in the definition of Takeover Proposal contained in Section 11 — ”The Merger Agreement; Other Agreements — Non-Solicitation of Takeover Proposals”, except that all references to 20% shall be deemed references to 50%).

The Company Termination Fee due is required to be paid by wire transfer of immediately available funds to an account designated by Parent, less any applicable withholding taxes, (i) in the case of the first bullet point above, substantially concurrently with the termination of the Merger Agreement, (ii) in the case of the second bullet point above, within two Business Days after the date of such termination of the Merger Agreement and (iii) in the case of the third bullet point above, on the date of the consummation of the Takeover Proposal.

Except in the case of fraud or willful and material breach of Sagent’s non-solicitation covenant, if the Merger Agreement is terminated under circumstances in which Sagent is obligated to pay the Company Termination Fee, the payment of the Company Termination Fee shall constitute the sole and exclusive remedy of Parent and Purchaser against Sagent and its subsidiaries and their respective representatives for any loss suffered as a result of the failure of the Transactions to be consummated, and, upon payment of the Company Termination Fee, none of Sagent or its affiliates or any of their respective directors, officers, employees, stockholders and other representatives shall have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions. In no event is Sagent required to pay the Company Termination Fee on more than one occasion.

Fees and Expenses

Except as otherwise provided in Section 5.8 (“Indemnification and Insurance”) and Section 8.14 (“Transfer Taxes”) of the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring or required to incur such fees or expenses except that (i) HSR Act filing fees and expenses shall be borne by Parent and (ii) fees and expenses incurred in connection with the printing, filing and mailing of the Offer Documents (including applicable SEC filing fees) are required to be borne by Parent.

Governing Law

The Merger Agreement is governed by Delaware law.

Amendment or Supplement

At any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties and delivered by duly authorized officers of the respective parties, provided, however, that after the Effective Time, the Merger Agreement may not be amended or supplemented in any respect.

Waiver

At any time prior to the Effective Time, any party may, subject to applicable law, (i) waive any inaccuracies in the representations and warranties of any other party in the Merger Agreement, (ii) extend the time for the performance of any of the obligations or acts of any other party provided in the Merger Agreement, or (iii) waive compliance by the other party with any of the agreements contained in the Merger Agreement, or, except as otherwise provided in the Merger Agreement, waive any of such party’s conditions. Notwithstanding the foregoing, no failure or delay by Sagent, Parent or Purchaser in exercising any such right will operate as a waiver nor will any single or partial exercise or such right preclude any other or further exercise or the exercise of any other right under the Merger Agreement. For purposes of the Merger Agreement, any agreement on the part of a party to any such extension or waiver shall be valid only if in writing signed on behalf of such party.

Explanatory Note Regarding the Merger Agreement

The foregoing description of the Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the Merger Agreement. The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules delivered by Sagent to Parent in connection with the signing of the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for the purpose of allocating risk between the parties to the Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement should not be relied on by any persons as characterizations of the actual state of facts and circumstances of Sagent at the time they were made and should consider the information in the Merger Agreement in conjunction with the entirety of the factual disclosure about Sagent in its public reports filed with the SEC. Information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Sagent’s public disclosures.

Other Agreements

The Tender and Support Agreement

The following summary description of the Tender and Support Agreement is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) to the Schedule TO.

On July 10, 2016, in connection with the execution of the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with certain stockholders who, as of July 10, 2016, owned an aggregate of approximately 19.7% of the outstanding Shares (the “Supporting Stockholders”). Under the terms of the Tender and Support Agreement, and subject to the qualifications and exceptions therein, the Supporting Stockholders agreed, among other things, and subject to the terms and conditions in this Offer, to validly tender or cause to be tendered in the Offer all of such Supporting Stockholder’s Shares, free and clear of all encumbrances (other than any permitted encumbrances).

Under the terms of the Tender and Support Agreement, each Supporting Stockholder (i) waived and agreed not to exercise any appraisal rights or rights to dissent in respect of such Supporting Stockholder’s Shares that may arise with respect to the Merger and (ii) agreed not to commence or participate in, and agreed to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, (x) against Sagent, certain of its representatives or any of their respective successors relating to the negotiation, execution, or delivery of the Tender and Support Agreement or the Merger Agreement, the consummation of the Transactions (including any claim alleging a breach of any fiduciary duty of the Sagent Board in connection with the negotiation and entry into the Merger Agreement) or (y) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender and Support Agreement.

The Tender and Support Agreement will terminate in certain circumstances, including upon an amendment to the Merger Agreement that is materially adverse to the Supporting Stockholders that is entered into without the consent of the Supporting Stockholders, a change in recommendation by the Sagent Board, the final expiration of the Offer, the mutual written consent of the parties or the valid termination of the Merger Agreement in accordance with its terms and parties to the Merger Agreement amending the Merger Agreement in a manner that is materially adverse to the Supporting Stockholders without the consent of the Supporting Stockholders to such amendment.

Confidentiality Agreement

The following summary description of the Confidentiality Agreement is qualified in its entirety by reference to such Confidentiality Agreement, which has been filed as Exhibit (d)(3) to the Schedule TO.

On April 30, 2016, Sagent and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information disclosed by Sagent to Parent. Further, the Confidentiality Agreement contains a standstill provision pursuant to which Parent agreed, for a period of 18 months following the date of the Confidentiality Agreement and subject further to the specific terms and conditions set forth therein, not to acquire any securities or interests in Sagent unless specifically invited to do so in writing by the Sagent Board.

12.	Purpose of the Offer; Plans for Sagent.

Purpose of the Offer

We are making the Offer pursuant to the Merger Agreement, in order to acquire the entire equity interest in Sagent. If the Offer is consummated, subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, we, Parent and Sagent will consummate the Merger as soon as practicable thereafter without any action by the stockholders of Sagent in accordance with Section 251(h) of the DGCL. At the effective time of the Merger, Sagent will become a wholly-owned subsidiary of Parent and all outstanding Shares (other than Shares (i) owned by Sagent, Parent or Purchaser, or their respective subsidiaries, or (ii) held by a Sagent stockholder who is entitled to demand and properly demands appraisal of such Shares in accordance with Section 262 of the DGCL, and in the case of (i), such Shares will no longer be outstanding and will automatically be canceled and will cease to exist, and no consideration will be delivered in exchange therefor) will be converted into the right to receive cash Merger Consideration in an amount per Share equal to the Offer Price, without interest and less applicable withholding taxes.

If the Offer is completed, holders of Shares who tender their Shares pursuant to the Offer will cease to have any equity interest in Sagent and will no longer participate in the future growth of Sagent. If the Merger is consummated, the current holders of Shares will no longer have an equity interest in Sagent and instead will only have the right to receive an amount in cash equal to the Merger Consideration or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Delaware law.

Except as provided in the Letter of Transmittal, this Offer does not constitute a solicitation of proxies.

Plans for Sagent

Immediately following the Effective Time, the current Sagent Board will be removed and replaced with the board of directors of Purchaser. In addition, Purchaser plans to appoint Mr. Allan Oberman, current Chief Executive Officer of Sagent, and Mr. Yuichi Tamura, current President and Chief Executive Officer of Parent, to the board of directors of the Surviving Corporation immediately following the Effective Time.

Except as described above or elsewhere in this Offer to Purchase and except for the transactions contemplated by the Merger Agreement, Parent has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Sagent or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any material change in the Sagent’s management, or any other material change in Sagent’s corporate structure or business. Parent intends to continue to review Sagent’s business, operations, capitalization and management. Accordingly, Parent reserves the right to change its plans and intentions at any time, as it deems appropriate.

If permitted by applicable law, subsequent to completion of the Offer and the Merger, Parent plans to delist the Shares from NASDAQ.

Except as disclosed in this Offer to Purchase and except for certain pre-existing agreements described in the Schedule 14D-9, to the best knowledge of the Purchaser and Parent, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Sagent, on the one hand, and Parent or the Purchaser, on the other hand, existed as of the date of the Merger Agreement, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Sagent entering into any such agreement, arrangement or understanding. It is possible that with Parent’s consent members of Sagent’s current management team will enter into new or amended employment arrangements with Sagent that will take effect after the completion of the Offer and the Merger. Specifically, Sagent is permitted, and expects to, amend the employment agreements of Mr. Allan Oberman and Mr. Jonathan Singer to provide that such executives may resign for “Good Reason” at any time within 180 days from the initial existence of the grounds for such resignation rights, subject to Sagent’s ability to cure any such event(s).

13.	Certain Effects of the Offer.

Because the Merger will be governed by and effected under Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Purchaser, Parent and Sagent will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares. If the Offer is consummated but the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for Shares held by stockholders other than Purchaser. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. If the Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive the same amount per Share as they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders may be paid earlier.

NASDAQ Listing. If permitted by applicable law, subsequent to completion of the Offer and Merger, Parent plans to delist the Shares from NASDAQ. If the Shares remain listed on NASDAQ when the Offer is completed, then depending upon the number of Shares purchased pursuant to the Offer, the Shares may not meet the standards for continued listing on NASDAQ. If, as a result of the purchase of the Shares pursuant to the Offer, the Shares do not meet these criteria, the listing of Shares on NASDAQ would be discontinued and the market for the Shares could be adversely affected. In the event the Shares were no longer listed on NASDAQ, price quotations for the Shares might still be available from other sources. The extent of the public market for the Shares and availability of such quotations would, however, depend upon such factors as the number of holders, the aggregate market value of the publicly held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, and the possible termination of registration of the Shares under the Exchange Act, among other factors.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration may be terminated upon application of Sagent to the SEC if (i) the Shares are not listed on a national securities exchange, (ii) the Shares are not held by 300 or more holders of record, and (iii) Sagent is not otherwise required to furnish or file reports under the Exchange Act. Termination of the registration of the Shares under the Exchange Act, assuming there are no other securities of Sagent subject to registration, would substantially reduce the information required to be furnished by Sagent to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to Sagent. In addition, “affiliates” of Sagent and persons holding “restricted securities” of Sagent may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. If the purchase of the Shares pursuant to the Offer results in the Shares becoming eligible for deregistration under the Exchange Act, it would be our intention to cause Sagent to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met. If registration of the Shares under the Exchange Act is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act and the listing of the Shares on NASDAQ will be terminated following the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11 — “The Merger Agreement; Other Agreements,” the Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, Sagent, without the prior consent of Parent, will not declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any of its capital stock, other than dividends paid or distributions made by any wholly-owned subsidiary of Sagent to Sagent or another wholly-owned subsidiary of Sagent.

15.	Conditions to the Offer.

The following sets forth the conditions of the Offer set forth in the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference.

The conditions to the Offer have been included in this Offer to Purchase to provide you with information regarding the terms of the Offer and is not intended to modify or supplement any factual disclosures about Sagent, Purchaser or Parent (or any of their respective subsidiaries or affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this list of conditions to the Offer are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Sagent, Purchaser or Parent (or any of their respective subsidiaries or affiliates).

(1) Purchaser is not required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, is not required to pay for, or Purchaser may delay the acceptance for payment of or payment for, any Shares validly tendered pursuant to the Offer (and not accepted for payment or paid for) if, immediately prior to the Expiration Date, there is no validly tendered and not validly withdrawn that number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures but not actually delivered immediately prior to the Expiration Date) that, when added to the Shares then owned by Purchaser, would represent one Share more than 50% of the sum of (i) all Shares then actually outstanding and (ii) all Shares that Sagent may be required to issue prior to the End Date upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, obligations or securities convertible or exchangeable into Shares, or other rights to acquire or be issued Shares, regardless of the conversion or exercise price or other terms and conditions thereof.

(2) Purchaser is not required to accept for payment and, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, is not required to pay for, or may delay the acceptance for payment of or payment for, any Shares validly tendered pursuant to the Offer (and not accepted for payment or paid for), if at the Expiration Date (except to the extent that a representation and/or warranty is expressly made as of a specified date, in which case such representation and warranty shall be true and correct as of such specific date) any of the following conditions is not satisfied or is waived by Purchaser:

•	(i) each of the representations and warranties of Sagent set forth in the Merger Agreement (other than the representations and warranties of Sagent set forth in Section 3.1(a) (Organization, Standing and Corporate Power), Section 3.2(a) and Section 3.2(b) (Capitalization), Section 3.3(a) (Authority), Section 3.6(b)(i) (Absence of Certain Changes) and Section 3.20 (Stockholder Approval)) of the Merger Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein, except where the failure to be true and correct has not had or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) each of the representations and warranties of Sagent set forth in Section 3.1(a), Section 3.3(a) and Section 3.20 of the Merger Agreement are true and correct in all material respects; (iii) the representations and warranties of Sagent set forth in Section 3.2(a) and Section 3.2(b) of the Merger Agreement are true and correct in all respects (other than de minimis failures, assessed relative to the aggregate amount of consideration payable by Parent and Purchaser in the Offer and the Merger); and (iv) the representations and warranties of Sagent set forth in Section 3.6(b)(i) of the Merger Agreement are true and correct in all respects), and Parent has received a certificate signed on behalf of Sagent by an executive officer of Sagent to such effect;

•	Sagent has performed in all material respects all covenants and agreements required to be performed by it under the Merger Agreement at or prior to the Expiration Date, and Parent has received a certificate signed on behalf of Sagent by an executive officer of Sagent to such effect;

•	the waiting period (and any extensions thereof) applicable to the Transactions under the HSR Act has terminated or expired, and necessary consents thereunder, if required, shall have been received;

•	since the date of the Merger Agreement, there shall not have occurred a Company Material Adverse Effect;

•	no law has been enacted, promulgated, issued, entered or enforced by any governmental authority in effect enjoining, restraining, preventing or prohibiting consummation of the Offer or the Merger or making the consummation of the Offer or the Merger illegal; and

•	the Merger Agreement has not been validly terminated in accordance with its terms.

The foregoing conditions (collectively, the “Offer Conditions”) are in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Merger Agreement.

The foregoing conditions, other than the Minimum Tender Condition and the condition relating to the valid termination of the Merger Agreement, are for the sole benefit of Parent and Purchaser and may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser.

16.	Certain Legal Matters; Regulatory Approvals.

General

Except as described in this Section 16, we are not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on our and Parent’s review of publicly available filings by Sagent with the SEC and other information regarding Sagent, we are not aware of any governmental license or regulatory permit that appears to be material to Sagent’s business that might be adversely affected by our acquisition of Shares as contemplated in this Offer to Purchase or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by us as contemplated in this Offer to Purchase, except for the HSR Condition.

However, we cannot assure you that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Sagent’s business, or certain parts of Sagent’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 — “Conditions to the Offer.”

Antitrust Compliance

United States Antitrust Compliance. The purchase of Shares pursuant to the Offer is subject to the HSR Act. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days from the date of our filing, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or the reviewing agency issues a formal request for additional information and documentary material. The Antitrust Division and the FTC scrutinize the legality under the antitrust laws of Transactions such as the acquisition of Shares by us pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Parent or Sagent. Private parties (as well as individual States of the United States) may also bring legal actions under the antitrust laws of the United States or state antitrust laws. We do not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, we cannot assure you that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Pursuant to the requirements of the HSR Act, we have filed a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC on Friday, July 22, 2016. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on Monday, August 8, 2016. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order or by agreement with the parties. We have made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. We cannot assure you, however, that the 15-day HSR Act waiting period will be terminated early.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See Section 15 — “Conditions to the Offer.” Subject to certain circumstances described in Section 4 — “Withdrawal Rights”, any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

State Takeover Statutes

As a Delaware corporation, Sagent is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

•	before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

•	upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

•	following the transaction in which such person became an interested stockholder, the business combination is (i) approved by the board of directors of the corporation and (ii) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203 of the DGCL, the Sagent Board has approved the Merger Agreement and the transactions contemplated thereby, and therefore the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement.

A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects, in such states. Sagent, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, Purchaser does not know whether any of these laws will, by their terms, apply to the Offer, the Merger, or any merger or other business combination between us or any of our affiliates and Sagent, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer, the Merger or any merger or other business combination between us or any of our affiliates and Sagent, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer, the Merger or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See Section 15 —“Conditions to The Offer.”

Appraisal Rights

You do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, Sagent stockholders as of immediately prior to the Effective Time who (i) do not tender their Shares in the Offer, (ii) demand appraisal in accordance with the procedures set forth in 262 of the DGCL and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger ) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL (we refer to these shares as “Dissenting Shares”). Any such judicial determination of the fair value of the Dissenting Shares could be based upon factors other than or in addition to the consideration paid in the Offer and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the Merger Consideration. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the consideration paid in the Offer.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten days thereafter, is required to notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and is required to include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all the following:

•	within the later of the consummation of the Offer, which is the first date on which Parent irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to Sagent a written demand for appraisal of Shares held, which demand must reasonably inform Sagent of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of Delaware law. A copy of Section 262 of the DGCL is included as Annex C to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including, among others, that (i) the acquiring company consummates a tender offer for any and all the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Tender Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to ensure that Sagent will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Sagent. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we, Parent and Sagent will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of Sagent in accordance with Section 251(h) the DGCL.

17.	Fees and Expenses.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, and, subject to certain limits, reimbursement for reasonable out-of-pocket expenses.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies or other nominees will, upon request, be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

18.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. However, we may, in our discretion, take such action as it may deem necessary to make the Offer comply with the laws of such jurisdiction and extend the Offer to holders of Shares in such jurisdiction in compliance with applicable laws. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of us not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser and Parent have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act furnishing certain additional information with respect to the Offer, and may file amendments thereto. If the Offer is completed, Purchaser will file a final amendment to Schedule TO reporting promptly the results of the Offer pursuant to Rule 14d-3 under the Exchange Act. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the SEC’s Public

Reference Room at 100 F Street, N.E., Washington, D.C. 20549, or may be accessed electronically on the SEC’s website at www.sec.gov and are available from the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.

SHEPARD VISION, INC.

AUGUST 1, 2016

ANNEX A

CERTAIN INFORMATION REGARDING THE DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS OF PURCHASER AND PARENT

Purchaser. Purchaser is a Delaware corporation. The business address of Purchaser is 5-4 Nihonbashi-Honcho 1-chome, Chuo-ku, Tokyo, Japan 103-0023. The business telephone number for Purchaser is +81-3-3276-0215.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Purchaser is 5-4 Nihonbashi-Honcho 1-chome, Chuo-ku, Tokyo, Japan 103-0023. Directors are identified by an asterisk.

During the past five years, none of Purchaser or, to the best of our knowledge, any of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Country of Citizenship	Present Principal Occupation or Employment and Employment History
Kenji Matsuyama*	Japan	Mr. Matsuyama has been a Senior Operating Officer of the Parent, serving as the Head of Corporate Strategy & Planning Division since December 2011. Until November 2011, he was a director in the Business Development Office of MSD K.K., a company that develops, manufactures, and sells pharmaceutical products in Japan, with a business address at 1-13-12, Kudan-kita, Chiyoda-ku, Tokyo 102-8667. He serves as President of Purchaser.

Kenji Akane	Japan	Mr. Akane has been an executive director of the Parent, serving as President Office & Internal Auditors Group, for the past five years. He serves as Secretary of Purchaser.

Noboru Inasaka	Japan	Mr. Inasaka has been a senior director of the Parent, serving as the Head of the Administrative Division, for the past five years. He serves as Chief Financial Officer of Purchaser.

Kazuhiro Grover	Japan	Mr. Grover has been a private consultant to Parent since May 2016, with a business address at 308 78th Street, North Bergen, NJ 07047, USA. From November 2005 until July 2014, Mr. Grover served as Vice President in the Investor Relations and Corporate Services Department at Nomura Securities International, with a business address at 309 West 49th Street, New York, NY 10019. From August 2014 until April 2016, he served as Vice President in the Japan Equities Department at Barclays Capital Inc., with a business address at 745 7th Avenue, New York, NY 10019. He serves as Treasurer of Purchaser.

Parent. Parent is a joint stock corporation organized under the laws of Japan. The business address of Parent is 6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan 930-8583. The business telephone number for Parent is +81-76-432-2121.

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Parent are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to a position with Parent. Unless otherwise indicated, the business address of each director and executive officer of Parent is 6-21, Sogawa 1-chome, Toyama-shi, Toyama, Japan 930-8583. Directors are identified by an asterisk.

During the past five years, none of Parent or, to the best of our knowledge, any of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Country of Citizenship	Present Principal Occupation or Employment and Employment History
Yuichi Tamura*	Japan	Mr. Tamura has served as President and Chief Executive Officer of the Parent for the past five years.

Toshinori Kongouji*	Japan	Mr. Kongouji has been a representative executive director of the Parent, serving as a General Manager of the Parent’s Sales & Marketing Division for the past five years.

Shuko Urayama*	Japan	Mr. Urayama has served as a representative executive director of the Parent for the past five years.

Taizan Kawakami*	Japan	Mr. Kawakami has served as a senior director of the Parent, responsible for Special Assignments, for the past five years. He also serves as President of EMI, Inc., a manufacturer and integrator of foundry equipment for core making, green sand molding, no bake molding, and matchplate molding, with business address at 1-1-2, Edobori, Nishi-ku, Osaka — shi, Japan.

Noboru Inasaka*	Japan	Mr. Inasaka has been a senior director of the Parent, serving as the Head of the Administrative Division, for the past five years.

Takahiro Yoshikawa*	Japan	Mr. Yoshikawa has been a senior director of the Parent, serving as the Head of the Procurement Division, for the past years five years.

Kenji Akane*	Japan	Mr. Akane has been an executive director of the Parent, serving as President Office & Internal Auditors Group, for the past five years.

Shigeo Takagi*	Japan	Mr. Takagi serves as an Outside Board Member of the Parent for the past five years. He also serves, since November 2013, as President of Toyama Chamber of Commerce and Industry, a Japanese government-approved corporation dedicated to promoting local welfare by striving for the total improvement and development of commerce and industry and contributing to sound development of the local economy, with business address at 2-1-3 Sogawa, Toyama-shi, Toyama 930-0083, Japan. Mr. Takagi is also a Special Advisor at The Hokuriku Bank, Ltd, a Japanese regional bank with principal business address at 2-26. Tsutsumicho-Dori 1-Chome, Toyama-city, Toyama 930-8637 Japan, since June 2013. He is also an Outside Director at Hokuriku Electric

Name	Country of Citizenship	Present Principal Occupation or Employment and Employment History

Power Company, which supplies power by a regulated monopoly to Toyama Prefecture, Ishikawa Prefecture, the northern part of Fukui Prefecture, and northwestern parts of Gifu Prefecture, with business address at 15-1 Ushijima-cho, Toyama-shi, Toyama 930-8686 Japan.

Mr. Takagi also serves as an Outside Director of Seiren Co. Ltd, a fiber manufacturing company based in Fukui, Fukui Prefecture, Japan, a with business address at 1-10-1 Keya, Fukui 918-8560, Japan.

He is also an Outside Director at Kawada Technologies, Inc., a company whose operations are the strategic implementation and management of business activities for Kawada Group companies, with business address at 4610 Nojima, Nanto-shi, Toyama 939-1521, Japan.

Hideki Sakai*	Japan	Mr. Sakai has served as an Independent Outside Director of the Parent for the past five years. Mr. Sakai has been a Professor at the Graduate School of Medicine and Pharmaceutical Sciences of University of Toyama for the past five years.

Takashi Kashiwagi	Japan	Mr. Kawagishi has been an Executive Operating Officer of the Parent, serving as the Head of Sales & Marketing Division, since May 2016. From June 2015 until April 2016, he served as Vice President, Director & External Affairs Head of the Parent. Prior to that, Mr. Kawagishi served as Vice President, Director and Pharmaceutical Operation Director at Sanofi K.K., a Japanese subsidiary of the France-based Sanofi, an integrated global healthcare company, with business address at 20-2 Nishisinjyuku 3-chome, Sinjyuku, in Tokyo, Japan.

Hiroshi Kawagishi	Japan	Mr. Kawagishi has been a Senior Operating Officer of the Parent, serving as the Head of the Production Division, for the past five years.

Toru Ishise	Japan	Mr. Ishise has been a Senior Operating Officer of the Parent, serving as the Head of Development & Planning Division, for the past five years.

Tomoaki Tamura	Japan	Mr. Tamura has been a Senior Operating Officer of the Parent, serving as the Head of Regulatory, Quality & Safety Assurance Division, for the past five years.

Kenji Matsuyama	Japan	Mr. Matsuyama has been a Senior Operating Officer of the Parent, serving as the Head of Corporate Strategy &Planning Division since December 2011. Until November 2011, he was a director in the Business Development Office of MSD K.K., a company that develops, manufactures, and sells pharmaceutical products in Japan, with business address at 1-13-12, Kudan-kita, Chiyoda-ku, Tokyo 102-8667.

Syuji Ishida	Japan	Mr. Ishida has been an Operating Officer of the Parent, serving as the Vice Head of the Administrative Division since July 2013. Until June 2013, Mr. Ishida was a Branch Manager of Hokuriku Bank, Ltd.

Name	Country of Citizenship	Present Principal Occupation or Employment and Employment History
Tetsuo Kadozaki	Japan	Mr. Kadozaki has been an Operating Officer of the Parent, serving as the Vice Head of Development & Planning Division for the past five years.

Ryozo Miyakawa	Japan	Mr. Miyakawa has been an Operating Officer of the Parent, serving as the Vice Head of Sales & Marketing Division for the past five years.

Hiroshi Shimazaki	Japan	Mr. Shimazaki has been an Operating Officer of the Parent, serving as the Vice Head of of Regulatory, Quality & Safety Assurance Division, for the past five years.

Masatoshi Takaishi	Japan	Mr. Takaishi has been an Operating Officer of the Parent, serving as the Vice Head of Manufacturing Division (Head of Aichi Plant) for the past five years.

Mitsuyuki Azuma	Japan	Mr. Azuma has been an Operating Officer of the Parent, serving in the President Office, for the past five years.

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

If you have questions or need additional copies of this Offer to Purchase and the Letter of Transmittal, you can call the Information Agent at its address and telephone number set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Banks and Brokerage Firms, Please call: (212) 297-0720

Stockholders and All Others Call Toll-Free: (877) 566-1922

Email: info@okapipartners.com

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